PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated May 14, 2007	Registration No. 333-129842

Computer Software Innovations, Inc.

14,435,472 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 14, 2007, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 14,435,472 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes (1) the Company’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2007; (2) the Company’s Form 10-QSB filed with the Securities and Exchange Commission on August 13, 2007; and (3) the Company’s Form 8-K filed with the Securities and Exchange Commission on August 14, 2007.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 14, 2007, as supplemented on May 25, 2007, June 1, 2007 and June 27, 2007, which supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 14, 2007, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is August 14, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 13, 2007

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On August 13, 2007, Computer Software Innovations, Inc. issued a press release announcing its financial results for the quarter ended June 30, 2007. A copy of the press release is furnished herewith as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is furnished as part of this report:

Exhibit Number	Description
Exhibit 99.1	Press Release dated August 13, 2007.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ David B. Dechant
Name:	David B. Dechant
Title:	Chief Financial Officer

Dated: August 13, 2007

3

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 13, 2007.

4

Exhibit 99.1

Computer Software Innovations, Inc. Announces Record Second

Quarter 2007 Financial Results and Updates 2007 Financial Guidance

Record Revenues of $28.8 Million for Six Months, up 85% versus 2006;

Second Quarter Revenues Increase 60% to $17.1 Million versus Q2 2006;

Operating Income Increases 167% to $1.8 Million, versus $674,000 in Q2 2006;

Net Income $903,000 in Q2 2007, versus $(28,000) for Q2 2006

Computer Software Innovations, Inc. (OTCBB: CSWI), CSI Technology Outfitters(TM) (“CSI”) today announced its financial results for the second quarter and six months ended June 30, 2007.

Financial Results:

CSI posted revenue of approximately $17.1 million for the second quarter ended June 30, 2007, up approximately $6.4 million or 59.8% compared to the second quarter of 2006. CSI experienced significant organic growth in its technology sector in Q2 of $5.1 million or 54.6%, primarily from increased sales of interactive classroom and infrastructure engineered solutions. CSI’s software segment increased $1.3 million or 93.3%, with $1.2 million added from its acquisition of McAleer Computer Associates, and $0.1 million from organic growth.

Gross profit for the second quarter was approximately $4.0 million, an increase of $1.8 million or 83.1% compared to the second quarter 2006. The increase in gross profit can be attributed primarily to both higher volume sales of interactive whiteboard solutions and infrastructure engineered solutions and the increase in software sales. Gross margin improved due to improved pricing from vendors in the technology segment offsetting increased costs of supporting two software versions with the latest fund accounting core-modules released to early adopters and with other modules in process. Gross margin also improved from increased sales of lower margin third-party products. Operating income for the quarter was approximately $1.8 million, compared to operating income of $674,000 for the same period in the prior year.

CSI posted net income for the quarter ended June 30, 2007 of approximately $903,000 or $0.25 earnings per basic share and $0.07 earnings per diluted share, compared to net income of approximately $401,000 and $0.12 earnings per basic share and $0.04 earnings per diluted share for the same period last year.

For the six months ended June 30, 2007, revenues were approximately $28.8 million, up 85.0% from approximately $15.5 million for the comparable period a year ago. The technology segment increased $10.2 million or 78.7% primarily driven by increased adoption of interactive classroom technologies and engineered infrastructure solutions, while the software segment improved $3.0 million or 117.0%, with the acquisition of McAleer adding $2.5 million and the remaining $0.5 million from organic growth in new software sales and support services.

Gross profit for the first six months was approximately $6.6 million, an increase of $2.9 million compared to 2006. As a percentage, gross margin decreased from increased software support costs related to the new release of core modules to early adopters. Operating income for the first six months was approximately $2.4 million compared to $146,000 for the same period in 2006. Net income was $1.2 million or earnings of $0.34 per basic share and $0.09 per diluted share as compared to a net loss of $29,000 or $0.01 per basic and diluted share for the comparable period ended June 30, 2006.

2007 Updated Financial Guidance

The company had previously reported its expectations for the year ended 2007 of $38 to $40 million in revenue and a return to profitability. In light of the quarter’s results, CSI is increasing its revenue guidance to $42 million and expects to remain profitable and achieve EBITDA of approximately $4.3 million. For the six months ended June 30, 2007, the company has achieved net income of $1.2 million and EBITDA of $3.2 million compared to a net loss of $29,000 and EBITDA of $0.7 million for the same period of the prior year. (EBITDA is a non-GAAP measure which should not be relied upon as an alternative to GAAP measures. See disclosures concerning this non-GAAP measure and reconciliation to GAAP measure below). Due to the seasonal nature of the education segment, a large contributor to the company’s business, results for the second half of the year are typically less than that of the first half.

Nancy Hedrick, CEO of CSI stated, “We are pleased to announce that our year-to-date revenues through Q2 2007 have surpassed our revenues reported for the entire prior fiscal year. Due to the seasonality of our public sector, Q2 is typically our strongest quarter. This year is no exception; however we surpassed all of our internal expectations. We experienced strong demand for our interactive classroom technology solutions, and are pleased to be a part of the potential for improved education through the installation, training and support of these advanced teaching tools. We are also pleased with the improvement in performance as a result of the McAleer acquisition. During the quarter we received additional orders from cross-selling efforts and are optimistic about the opportunities to increase our presence in the expanded marketplace. The McAleer acquisition and enhanced geographic coverage in the Southeastern U.S. marketplace is definitely proving beneficial to our top and bottom lines.”

“While we do not always have a high degree of visibility in our business, due to the volatility of various government clients’ funding and budget approvals, we feel we can provide updated financial guidance due to our strong results thus far in the fiscal year. We are optimistic about the opportunities ahead, including those presented to us as a result of the McAleer acquisition. We believe that we will continue to show financial improvement through the third and fourth quarters of the year as our business model continues to strengthen,” further commented Ms. Hedrick.

Conference Call Reminder for Today

The Company will host a conference call today, Monday, August 13, 2007 at 4:15 p.m. Eastern Time to discuss the Company’s financial and operational results for second quarter 2007, which ended June 30, 2007.

Conference Call Details

Date: Monday, August 13, 2007

Time: 4:15 p.m. (EDT)

Dial-in Number: 1-866-328-4270

International Dial-in Number: 1-480-293-1743

It is recommended that participants phone-in approximately 5 to 10 minutes prior to the start of the 4:15 p.m. call. A replay of the conference call will be available approximately 2 hours after the completion of the call for 14 days, until August 27, 2007. To listen to the replay, dial (800) 406-7325 if calling within the U.S. or (303) 590-3030 if calling internationally and enter the pass code 3768760.

The call is also being webcast and may be accessed at CSI’s website at www.csioutfitters.com. The webcast will be archived and accessible until November 13, 2007 on the Company website.

About Computer Software Innovations, Inc.

Computer Software Innovations, Inc. (OTCBB: CSWI - News), CSI Technology Outfitters(TM), is a full service company providing software and technology solutions primarily to public sector organizations. The software solutions include financial management, billing and revenue management, school activity accounting, lesson planning and automated workflow. The technology solutions include IP telephony, IP video surveillance, visual communications, interactive classrooms, network security and traffic monitoring, infrastructure design, wireless solutions, network management, engineering services and hardware solutions. CSI’s client base includes school districts, higher education, municipalities, county governments, and other non-profit organizations. Currently, more than 400 public sector organizations utilize CSI’s software systems and network integration services. Additional information on CSI can be obtained through its website at www.csioutfitters.com.

Forward-Looking and Cautionary Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

In our most recent Form 10-K, we have included risk factors and uncertainties that might cause differences between anticipated and actual future results. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	Our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

Contact:

Computer Software Innovations, Inc.

Company Contact:

David Dechant, 864-855-3900

Ddechant@csioutfitters.com

Or

Investor Contact:

Alliance Advisors, LLC

Mark McPartland, 910-221-1827

MarkMcp@allianceadvisors.net

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
REVENUES
Software applications segment	$2,794,725	$1,446,005	$5,534,161	$2,550,077
Technology solutions segment	14,306,570	9,255,692	23,218,866	12,994,024

Net sales and service revenue	17,101,295	10,701,697	28,753,027	15,544,101
COST OF SALES
Software applications segment
Cost of sales excluding depreciation, amortization and capitalization	1,661,868	691,312	3,080,595	1,165,567
Depreciation	16,608	17,885	30,918	36,285
Amortization of capitalized software costs	259,125	207,751	498,322	358,760
Capitalization of software costs	(208,880)	(407,816)	(435,853)	(589,591)

Total software applications segment cost of sales	1,728,721	509,132	3,173,982	971,021

Technology solutions segment
Cost of sales excluding depreciation	11,327,634	7,967,396	18,979,240	10,822,704
Depreciation	22,270	28,469	43,734	50,069

Total technology solutions segment cost of sales	11,349,904	7,995,865	19,022,974	10,872,773

Total cost of sales	13,078,625	8,504,997	22,196,956	11,843,794

Gross profit	4,022,670	2,196,700	6,556,071	3,700,307
OPERATING EXPENSES
Salaries, wages and benefits (excluding stock-based compensation)	1,415,272	894,324	2,487,579	1,665,539
Stock based compensation	5,027	81,258	90,813	695,212
Acquisition costs	4,076	—	8,546	—
Professional and legal compliance and litigation costs	134,161	88,208	419,217	430,888
Sales consulting fees	96,000	—	96,000	—
Marketing costs	75,537	59,952	73,312	149,856
Travel and mobile costs	137,955	149,815	291,376	232,260
Depreciation and amortization	90,502	41,513	180,749	76,624
Other selling, general and administrative expenses	233,486	207,878	498,017	303,588

Total operating expenses	2,192,016	1,522,948	4,145,609	3,553,967

Operating income	1,830,654	673,752	2,410,462	146,340
OTHER INCOME (EXPENSE)
Interest income	58	819	2,763	3,000
Interest expense	(152,036)	(96,592)	(286,055)	(188,977)
Amortization of loan fees	—	—	—	(17,458)
Loss on disposal of asset	—	—	(1,218)	—

Net other income (expense)	(151,978)	(95,773)	(284,510)	(203,435)

Income (loss) before income taxes	1,678,676	577,979	2,125,952	(57,095)
INCOME TAX EXPENSE (BENEFIT)	775,499	177,203	937,989	(28,341)

NET INCOME (LOSS)	$903,177	$400,776	$1,187,963	$(28,754)

BASIC EARNINGS (LOSS) PER SHARE	$0.25	$0.12	$0.34	$(0.01)

DILUTED EARNINGS (LOSS) PER SHARE	$0.07	$0.04	$0.09	$(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING:
– Basic	3,544,385	3,340,004	3,516,853	3,119,657

– Diluted	13,255,883	11,362,728	13,248,383	3,119,657

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2007 (Unaudited)	December 31, 2006
ASSETS
CURRENT ASSETS
Cash	$2,500,571	$—
Accounts receivable, net	11,627,635	3,828,190
Inventories	1,738,117	2,569,382
Prepaid expenses	106,028	56,174
Taxes receivable	—	43,651

Total current assets	15,972,351	6,497,397
PROPERTY AND EQUIPMENT, net	1,318,436	771,472
COMPUTER SOFTWARE COSTS, net	2,101,759	1,505,458
DEFERRED TAX ASSET	101,641	366,476
GOODWILL	1,480,587	—
OTHER ASSETS	1,633,149	318,884

	$22,607,923	$9,459,687

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$7,376,868	$3,995,021
Taxes payable	656,210	—
Deferred revenue	7,100,224	2,079,492
Deferred tax liability	293,054	373,960
Bank line of credit	2,570,000	551,000
Current portion of notes payable	274,104	109,274
Subordinated notes payable to shareholders	2,250,400	2,250,400

Total current liabilities	20,520,860	9,359,147

NOTES PAYABLE, less current portion	905,798	204,680

	$21,426,658	$9,563,827

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock - $0.001 par value; 15,000,000 shares authorized; 6,944,736 and 7,012,736 shares issued and outstanding, respectively	6,945	7,013
Common stock - $0.001 par value; 40,000,000 shares authorized; 3,544,385 and 3,429,030 shares issued and outstanding, respectively	3,544	3,429
Additional paid-in capital	6,573,724	6,473,342
Accumulated deficit	(5,337,810)	(6,525,773)
Unearned stock compensation	(65,138)	(62,151)

Total shareholders’ equity (deficit)	1,181,265	(104,140)

	$22,607,923	$9,459,687

Non-GAAP Financial Measure: Explanation and Reconciliation of EBITDA

EBITDA is a non-GAAP financial measure used by management, lenders and certain investors as a supplemental measure in the evaluation of some aspects of a corporation’s financial position and core operating performance. Investors sometimes use EBITDA as it allows for some level of comparability of profitability trends between those businesses differing as to capital structure and capital intensity by removing the impacts of depreciation and amortization. EBITDA does not include changes in major working capital items such as receivables, inventory and payables, which can also indicate a significant need for, or source of, cash. Since decisions regarding capital investment and financing and changes in working capital components can have a significant impact on cash flow, EBITDA is not a good indicator of a business’s cash flows. We use EBITDA for evaluating the relative underlying performance of the Company’s core operations and for planning purposes, including a review of this indicator and discussion of potential targets in the preparation of annual operating budgets. We calculate EBITDA by adjusting net income or loss to exclude net interest expense, income tax expense or benefit and depreciation and amortization, thus the term “Earnings Before Interest, Taxes, Depreciation and Amortization” and the acronym “EBITDA.”

EBITDA is presented as additional information because management believes it to be a useful supplemental analytic measure of financial performance of our core business, and as it is frequently requested by sophisticated investors. However, management recognizes it is no substitute for GAAP measures and should not be relied upon as an indicator of financial performance separate from GAAP measures (as discussed further below).

When evaluating EBITDA, investors should consider, among other things, increasing and decreasing trends in the measure and how it compares to levels of debt and interest expense, ongoing investing activities, other financing activities and changes in working capital needs. Moreover, this measure should not be construed as an alternative to net income (as an indicator of operating performance) or cash flows (as a measure of liquidity) as determined in accordance with GAAP.

While some investors use EBITDA to compare between companies with different investment and capital structures, all companies do not calculate EBITDA in the same manner. Accordingly, the EBITDA presented below may not be comparable to similarly titled measures of other companies.

A reconciliation of net income reported under GAAP to EBITDA is provided below:

	Quarter Ended June 30,		Six Months Ended June 30,
Amounts in thousands	2007	2006	2007	2006
Reconciliation of Net income (loss) per GAAP to EBITDA:
Net income (loss) per GAAP	$903	$401	$1,188	$(29)
Adjustments:
Income tax expense (benefit)	775	177	938	(28)
Interest expense, net	152	96	283	186
Depreciation and amortization of fixed assets and trademarks	129	88	255	163
Amortization of software development costs	259	208	498	359

EBITDA	$2,218	$970	$3,162	$651

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2007.

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from              to

Commission file number

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact Name of Small Business Issuer as Specified in Its Charter)

Delaware	98-0216911
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

900 East Main Street, Suite T

Easley, South Carolina 29640

(864) 855-3900

(Address and Telephone Number of Principal Executive Offices)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 3,544,385 as of August 3, 2007.

Transitional Small Business Disclosure Format (Check one):    Yes  ☐    No  ☒

COMPUTER SOFTWARE INNOVATIONS, INC.

PART I – FINANCIAL INFORMATION

Item 1. – Financial Statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
REVENUES
Software applications segment	$2,794,725	$1,446,005	$5,534,161	$2,550,077
Technology solutions segment	14,306,570	9,255,692	23,218,866	12,994,024

Net sales and service revenue	17,101,295	10,701,697	28,753,027	15,544,101
COST OF SALES
Software applications segment
Cost of sales excluding depreciation, amortization and capitalization	1,661,868	691,312	3,080,595	1,165,567
Depreciation	16,608	17,885	30,918	36,285
Amortization of capitalized software costs	259,125	207,751	498,322	358,760
Capitalization of software costs	(208,880)	(407,816)	(435,853)	(589,591)

Total software applications segment cost of sales	1,728,721	509,132	3,173,982	971,021

Technology solutions segment
Cost of sales excluding depreciation	11,327,634	7,967,396	18,979,240	10,822,704
Depreciation	22,270	28,469	43,734	50,069

Total technology solutions segment cost of sales	11,349,904	7,995,865	19,022,974	10,872,773

Total cost of sales	13,078,625	8,504,997	22,196,956	11,843,794

Gross profit	4,022,670	2,196,700	6,556,071	3,700,307

OPERATING EXPENSES
Salaries, wages and benefits (excluding stock-based compensation)	1,415,272	894,324	2,487,579	1,665,539
Stock based compensation	5,027	81,258	90,813	695,212
Acquisition costs	4,076	—	8,546	—
Professional and legal compliance and litigation costs	134,161	88,208	419,217	430,888
Sales consulting fees	96,000	—	96,000	—
Marketing costs	75,537	59,952	73,312	149,856
Travel and mobile costs	137,955	149,815	291,376	232,260
Depreciation and amortization	90,502	41,513	180,749	76,624
Other selling, general and administrative expenses	233,486	207,878	498,017	303,588

Total operating expenses	2,192,016	1,522,948	4,145,609	3,553,967

Operating income	1,830,654	673,752	2,410,462	146,340

OTHER INCOME (EXPENSE)
Interest income	58	819	2,763	3,000
Interest expense	(152,036)	(96,592)	(286,055)	(188,977)
Amortization of loan fees	—	—	—	(17,458)
Loss on disposal of asset	—	—	(1,218)	—

Net other income (expense)	(151,978)	(95,773)	(284,510)	(203,435)

Income (loss) before income taxes	1,678,676	577,979	2,125,952	(57,095)
INCOME TAX EXPENSE (BENEFIT)	775,499	177,203	937,989	(28,341)

NET INCOME (LOSS)	$903,177	$400,776	$1,187,963	$(28,754)

BASIC EARNINGS (LOSS) PER SHARE	$0.25	$0.12	$0.34	$(0.01)

DILUTED EARNINGS (LOSS) PER SHARE	$0.07	$0.04	$0.09	$(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING:
– Basic	3,544,385	3,340,004	3,516,853	3,119,657

– Diluted	13,255,883	11,362,728	13,248,383	3,119,657

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2007 (Unaudited)	December 31, 2006
ASSETS

CURRENT ASSETS
Cash	$2,500,571	$—
Accounts receivable, net	11,627,635	3,828,190
Inventories	1,738,117	2,569,382
Prepaid expenses	106,028	56,174
Taxes receivable	—	43,651

Total current assets	15,972,351	6,497,397

PROPERTY AND EQUIPMENT, net	1,318,436	771,472

COMPUTER SOFTWARE COSTS, net	2,101,759	1,505,458

DEFERRED TAX ASSET	101,641	366,476

GOODWILL	1,480,587	—

OTHER ASSETS	1,633,149	318,884

	$22,607,923	$9,459,687

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$7,376,868	$3,995,021
Taxes payable	656,210	—
Deferred revenue	7,100,224	2,079,492
Deferred tax liability	293,054	373,960
Bank line of credit	2,570,000	551,000
Current portion of notes payable	274,104	109,274
Subordinated notes payable to shareholders	2,250,400	2,250,400

Total current liabilities	20,520,860	9,359,147

NOTES PAYABLE, less current portion	905,798	204,680

	21,426,658	9,563,827

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock—$0.001 par value; 15,000,000 shares authorized; 6,944,736 and 7,012,736 shares issued and outstanding, respectively	6,945	7,013
Common stock—$0.001 par value; 40,000,000 shares authorized; 3,544,385 and 3,429,030 shares issued and outstanding, respectively	3,544	3,429
Additional paid-in capital	6,573,724	6,473,342
Accumulated deficit	(5,337,810)	(6,525,773)
Unearned stock compensation	(65,138)	(62,151)

Total shareholders’ equity (deficit)	1,181,265	(104,140)

	$22,607,923	$9,459,687

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned Stock Compensation	Total
Balances at December 31, 2006	$3,429	$7,013	$6,473,342	$(6,525,773)	$(62,151)	$(104,140)
Barron’s conversion of preferred stock into common stock	68	(68)	—	—	—	—
Exercise of stock options	47	—	6,582			6,629
Stock based compensation	—	—	93,800	—	(2,987)	90,813
Net income for six months ended June 30, 2007	—	—	—	1,187,963	—	1,187,963

Balances at June 30, 2007	$3,544	$6,945	$6,573,724	$(5,337,810)	$(65,138)	$1,181,265

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30, 2007	June 30, 2006
OPERATING ACTIVITIES
Net Income (loss)	$1,187,963	$(28,754)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	754,583	539,196
Stock compensation expense, net	90,813	695,212
Deferred income tax expense	150,390	116,318
Loss on disposal of fixed assets	1,218	—
Changes in deferred and accrued amounts net of effects from purchase of McAleer Computer Associates, Inc.
Accounts receivable	(7,799,445)	(2,371,917)
Inventories	831,265	(15,197)
Prepaid expenses and other assets	53,931	(44,196)
Accounts payable	3,381,847	1,188,854
Deferred revenue	5,020,732	1,032,011
Income taxes payable (receivable)	699,861	(150,978)

Net cash provided by operating activities	4,373,158	960,549

INVESTING ACTIVITIES
Purchases of property and equipment	(130,069)	(469,814)
Capitalization of computer software	(435,853)	(589,591)
Purchase of computer software	(48,770)	(40,000)
Trademarks	—	(33,262)
Payment for purchase of McAleer Computer Associates, Inc.	(4,149,472)	—

Net cash used for investing activities	(4,764,164)	(1,132,667)

FINANCING ACTIVITIES
Net borrowings under line of credit	2,019,000	141,000
Borrowings under note payable	972,046	400,000
Repayments of note payable	(106,098)	(34,572)
Proceeds from exercise of stock options	6,629	—

Net cash provided by financing activities	2,891,577	506,428

Net increase in cash and cash equivalents	2,500,571	334,310

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,500,571	$334,310

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$266,162	$304,554
Income Taxes	$87,950	$6,318

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Organization

Computer Software Innovations, Inc. (formerly VerticalBuyer, Inc.) (the “Company”, “CSI” or “we”), a Delaware corporation, was incorporated on September 24, 1999. The Company currently trades in the over-the-counter market and is reported on the OTC Bulletin Board under the symbol “CSWI.OB.”

In the first quarter of 2005, we concluded a series of recapitalization transactions. On January 31, 2005, a change in control of the Company occurred as a result of the purchase of a majority of our common stock by Computer Software Innovations, Inc., a South Carolina corporation (“CSI – South Carolina”). On February 11, 2005, CSI – South Carolina merged into us, and we issued preferred stock, common stock, warrants and certain subordinated notes. In connection with the merger, we changed our name to “Computer Software Innovations, Inc.” We refer to the Company prior to the merger as VerticalBuyer.

The merger of CSI – South Carolina into us was accounted for as a reverse acquisition, with CSI – South Carolina being designated for accounting purposes as the acquirer, and the surviving corporation, VerticalBuyer, Inc., being designated for accounting purposes as the acquiree. Under reverse acquisition accounting, the financial statements of the surviving corporation (VerticalBuyer) are the financial statements of the acquirer (CSI – South Carolina). The activities of VerticalBuyer are included only from the date of the transaction forward. Shareholders’ equity of CSI-South Carolina, after giving effect for differences in par value, has been carried forward after the acquisition.

The reverse merger and related transactions are described in further detail in our Annual Report on Form 10-KSB for the year ended December 31, 2006.

In accordance with our business strategy, on January 2, 2007, we purchased substantially all of the assets and business operations of McAleer Computer Associates, Inc. (“McAleer”). The total price for the assets acquired was $4,050,000. Details on the acquisition are described in Note 3 – McAleer Acquisition.

Description of business

The Company is engaged in the business of development and sales of internally developed software, sales and distribution of computers, network and communications hardware and accessories, as well as interactive collaborative classroom technologies and other hardware –based solutions.

The Company’s internally developed software consists of fund accounting based financial management software and standards-based lesson planning software. The Company’s primary software product, fund accounting based financial management software is developed for those entities that track expenditures and investments by “fund”, or by source ad purpose of the funding. The fund accounting software is used primarily by public sector and not-for-profit entities. The Company’s standards-based lesson planning software is designed to allow teachers to create lesson plans that are tied to a state’s curriculum standards. These lesson plans may be reviewed by administrators and a report generated to determine the standards that have been met or need to be met.

In connection with its hardware-based solutions, the Company provides a wide range of technology products and services including hardware and design, engineering, installation, training and ongoing support and maintenance. Technology solutions include computers, networking, security, IP telephony, interactive whiteboard solutions and integrated accessories, distance learning and video communication. The Company currently markets its products and services primarily to a wide variety of education and local government agencies, and not-for-profit entities in the southeastern United States. The majority of the Company’s business is in with K-12 (kindergarten through grade 12) public education and local government entities.

Basis of presentation

Our consolidated financial statements include CSI Technology Resources, Inc., a wholly-owned subsidiary. Intercompany balances and transactions have been eliminated. We use the accrual basis of accounting.

We employ accounting principles generally accepted in the United States (“generally accepted accounting principles” or “GAAP”). GAAP requires us to make estimates, assumptions and judgments and rely on projections of future results of operations and cash flows. Those estimates, assumptions, judgments and projections are based on our assessment of future trends or events and the impact that those trends or events could have on our results of operations as reported in our financial statements, and are an integral part of our financial statements. We base our estimates, assumptions, and judgments on historical data and other assumptions, which include knowledge and experience with regard to past and current events and assumptions about future trends or events that we believe are reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in our financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates, assumptions, projections and judgments.

Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and of the possibility that future events affecting them may differ markedly from management’s current judgments.

The interim consolidated balance sheet and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows are unaudited. In our opinion, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of the interim financial statements have been made. The results of the three month or six month period ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements, critical accounting policies, significant accounting policies and the notes to the consolidated financial statements included in our most recent Annual Report on Form 10-KSB.

Certain amounts have been reclassified to conform to the current presentation.

NOTE 2 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common stock shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common and potential common shares outstanding during the period. The table below presents the weighted average shares outstanding for the three and six month periods ended June 30, 2007 and 2006, both prior to and after application of the treasury stock method.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Weighted Average Shares Outstanding Prior to Application of the Treasury Stock Method
Common stock	3,544,385	3,340,004	3,516,853	3,119,657
Preferred stock	6,944,736	7,012,736	6,959,012	7,085,360
Warrants	7,217,736	7,217,736	7,217,736	7,217,736
Options	290,988	268,343	297,055	268,343

Total Weighted Average Shares Outstanding	17,997,845	17,838,819	17,990,656	17,691,096

Weighted Average Shares Outstanding After Application of the Treasury Stock Method
Common stock	3,544,385	3,340,004	3,516,853	3,119,657
Preferred stock	6,944,736	7,012,736	6,959,012	7,085,360
Warrants	2,533,398	760,105	2,533,398	807,584
Options	233,364	249,883	239,120	250,190

Total Weighted Average Shares Outstanding –treasure stock method	13,255,883	11,362,728	13,248,383	11,262,791

GAAP requires that in the case of thinly traded stock, management assess, among other factors, whether the market quoted price is representative of the price that would be effective were all shares issued in connection with various transactions, which would include the issuance of significant additional shares in dilutive transactions. Following consultation with accounting and valuation experts and applying the principle of conservatism, which is a basis of the dilution calculation under GAAP, management uses the higher of an income statement performance and cash flow indicator based stock value computation based on comparisons to peer public companies, or the quoted market price, on a weighted average basis, for the repurchase of shares under the treasury stock method in the diluted earnings (loss) per share calculation. Once management, in consultation with its accounting and financial experts, considers the stock no longer thinly traded, management will use the quoted market price exclusively.

The potential common shares were used in the calculation of diluted earnings per share for the three months ended June 30, 2007 and 2006 and the six months ended June 30, 2007, but were not used in the calculation of diluted loss per share for the six month period ended June 30, 2006 as the effect was anti-dilutive due to the net loss reported for the period.

NOTE 3 – MCALEER ACQUISITION

On January 2, 2007, the Company consummated its previously announced acquisition of the business operations of McAleer. The transaction was structured as a purchase of substantially all of the assets of McAleer.

The total price for the purchased assets was $4,050,000, of which $3,525,000 was paid in cash at closing. The balance of $525,000 was to be paid pursuant to a promissory note to the owner, William McAleer, in twenty quarterly installments of principal in the amount of $26,250, plus interest in arrears at the LIBOR rate, beginning March 31, 2007. The note was secured by a first mortgage on the real property of McAleer conveyed in the acquisition, consisting of the office building located in Mobile, Alabama from which the Mobile personnel operate. The Company assumed no liabilities of McAleer, other than certain operating leases and obligations under ongoing customer contracts. On February 8, 2007, the Company repaid the note to William McAleer by financing the real estate through a mortgage note with its bank in the amount of $486,000 (the terms of which are discussed below under Note 5 – Long-term and Short-term Debt and Off-Balance Sheet Instruments), and a draw against its revolving credit facility for the remaining balance. Expenses for the acquisition, in the amount of $266,837, consisted of legal and professional fees, travel costs, stock compensation costs and various other expenses related to the acquisition transaction. These expenses have been capitalized and allocated to goodwill. The Company engaged an independent party to provide assistance with customary evaluations, analysis and allocation of the purchase price, which resulted in an allocation to goodwill. For the purposes of recording assets by segment, the acquired assets, including goodwill, are reported under the Software applications segment. The Company expects all goodwill will be deductible for tax purposes, and has an indefinite life for book purposes. The deferred tax liability arises from a difference in the agreed to price for the building asset (tax basis) and the purchase price allocation (book basis included in property and equipment and based on appraisal). Research and development assets acquired in the purchase were not material.

The allocation of the purchase price, including capitalized acquisition expense is as follows (liabilities assumed as parts of the purchase price were not deemed material):

Property and equipment	$615,000
Computer software	610,000
Goodwill	1,480,587
Other intangible assets	1,645,000
Deferred tax liability	(33,750)
Total assets purchase price	$4,316,837

The detail of computer software, other intangible assets and goodwill and their useful lives are as follows:

Asset	Value	Effective Useful Life
Computer software	$610,000	4 years
Trade name	70,000	3 years
Covenants not-to-compete	75,000	5 years
Customer contracts and related relationships	1,500,000	20 years

Other intangible assets	$1,645,000

Total computer software and other intangible assets	$2,255,000	13.3 years	*

Goodwill	$1,480,587	indefinite

*	weighted average

The Company funded the acquisition in part with advances of approximately $2.1 million under its credit facilities with its bank. The Company also utilized approximately $1.3 million in cash from McAleer as, pursuant to the asset purchase agreement, service contract revenue with respect to 2007 services which was received by McAleer in 2006 prior to the closing was segregated for the Company’s account. Initially the owner assumed a $525,000 note secured by the real estate for the remainder of the purchase price, which was subsequently refinanced, and the Company incurred expenses which were capitalized as a part of the transaction.

Sources of funds used in the transaction (net of subsequent refinancing activities) are as follows:

Proceeds from increase in long-term note payable secured by property and equipment (at time of purchase)	$486,046
Proceeds from long-term note payable secured by real estate (for refinance of McAleer note)	486,000
Receipts on billings for McAleer 2007 support agreements earmarked for CSI	1,280,000
Draw on revolving credit facility (escrow payment at time of signing of definitive agreement)	100,000
Draw on revolving credit facility (at time of purchase (including $12,378 for acquisition related expenses)	1,671,332
Draw on revolving credit facility (for refinance of McAleer note)	39,000
Payments of acquisition related expenses (funded from revolving credit facility)	254,459

Subtotal of funds from revolving loan	2,064,791

Total purchase price	$4,316,837

Under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” acquisition expenses incurred as of the initiation date by the acquiring company that are direct costs of the acquisition, as determined by the principles of accounting for the acquisition of an asset, should be allocated to identified assets acquired and liabilities assumed, with unallocated amounts being recorded as goodwill. The guidance further defines the initiation date as “the earlier of (1) the date that the major terms of a plan, including the ratio of exchange of stock, are announced publicly or otherwise formally made known to the stockholders of any one of the combining companies or (2) the date that stockholders of a combining company are notified in writing of an exchange offer.” In addition, direct costs are further defined as “out-of-pocket or incremental costs directly related to a business combination such as a finder's fee and fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals.” Guidance further dictates that internal costs associated with a business combination (whether one-time costs or recurring in nature) should be expensed as incurred. Under this guidance, the initiation date of this acquisition was September 20, 2006; the date the Company filed the Form 8-K with the SEC setting forth our intent to acquire McAleer and formally communicating to our shareholders the major terms of the potential acquisition agreement.

In consideration of the requirements of SFAS No. 141, the Company identified expenses incurred that were directly related to the acquisition of McAleer, and capitalized those expenses as appropriate. Upon completion of the acquisition, the purchase price and other direct costs were allocated to identifiable assets or liabilities, with all unallocated amounts classified as goodwill, subject to SFAS No. 142, “Goodwill and Other Intangible Assets.” As of June 30, 2007, the Company has incurred approximately $300,000 in acquisition related costs, of which approximately $267,000 were direct costs of the acquisition of McAleer and were therefore capitalized.

Pro Forma Financial Information

The following unaudited pro forma statement of operations data for the three months and six months ended June 30, 2006 gives effect to our acquisition of McAleer as if the acquisition had occurred on January 1, 2006. Our historical financial information has been derived from our unaudited financial statements included in this report. Historical financial information for McAleer has been derived from the unaudited financial statements of McAleer as of June 30, 2006.

The following unaudited pro forma financial information reflects our accounting for the acquisition of McAleer using the purchase method of accounting. Under the purchase method of accounting, the purchase price that we paid is allocated to the assets acquired, both tangible and intangible, and liabilities that we assumed based upon fair values. Any excess in the purchase price over the fair values of assets and liabilities is recorded as goodwill, which does not require amortization, but is periodically evaluated for impairments. The following unaudited pro forma financial statements data reflects our best estimates of the impact had the transaction occurred on January 1, 2006 based on the best available data, including the final allocation of purchase price using external third-party valuation experts as noted above.

The unaudited pro forma financial information is not necessarily indicative of the financial condition or results of operations that we would have achieved had the acquisition occurred on the dates referred to above. In addition, unaudited pro forma operating information is not necessarily indicative of the results of operations that we may achieve following the consummation of the acquisition.

We have not disclosed pro forma results for the first and second quarters of 2007 as actual results reported in our consolidated statements of operations are the same as those that would be reported on a pro forma basis. Since the acquisition was agreed to close effective January 1, 2007, and was only closed on January 2, 2007 to accommodate the banks’ holiday, the financial statements for the period ended June 30, 2007 as disclosed in the consolidated statements of operations are indicative of the pro forma results for that period and no further disclosure is necessary.

Proforma Income Statement Data for the Three and Six Months

Ended June 30, 2006

	For the Three Months ended June 30, 2006
	CSI	McAleer	Adjustments		Proforma Combined
Revenues	$10,701,697	947,667	—		$11,649,364
Net income	400,776	73,162	(91,632	)(1)(2)	382,306
Earnings per share	0.04				0.04
Weighted average shares outstanding	11,362,728				11,362,728

	For the Six Months ended June 30, 2006
	CSI	McAleer	Adjustments		Proforma Combined
Revenues	$15,544,101	2,061,613	—		$17,605,714
Net income (loss)	(28,754)	397,640	(144,885	)(1)(2)	224,001
Earnings (loss) per share	(0.01)				0.05
Weighted average shares outstanding	3,119,657				11,262,792

(1)	Net income is net of pro forma adjustment for C-corporation taxes.
(2)	Net income is adjusted for the pro forma additional depreciation of property and equipment and the amortization of intangibles over the useful lives noted above following the write-up of the assets to their fair values (in accordance with the purchase price allocation detailed above) and the pro forma additional interest expense related to financing used to fund the acquisition.

NOTE 4 – STOCK-BASED COMPENSATION

The Company has a stock based compensation plan, the 2005 Incentive Compensation Plan (“the Plan”). The Company accounts for stock based compensation using the fair value method prescribed in SFAS No. 123R, “Share-Based Payment,” and related interpretations, which the Company adopted in 2006 using the modified prospective method. The Company utilizes the Black-Scholes model to estimate the fair value of the shares granted.

In 2005, the Company assumed the stock based employee compensation plan of CSI- South Carolina as a result of the reverse merger. In addition, the Company granted 70,000 of new options under the Plan in the first quarter of 2007 at an exercise price of $0.85 per share, as a result of the McAleer acquisition which closed on January 2, 2007. The fair value of stock-based compensation was estimated at the grant date for each issuance using the Black-Scholes option-pricing model with the following weighted-average assumptions. The assumptions in 2007 relate to the options issued in 2007, reflected in the tables below. The assumptions in 2006 relate to the non-employee compensation issued in 2006, which is discussed under “Non-employee Compensation” below.

Assumptions used in calculation of fair value

	For the Period Ended June 30,
	2007	2006
Expected term (in years)	10	10
Expected volatility	153%	35%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	4.7%	4.8%

Stock options

Detail	Number of Options	Weighted Average Exercise Price	Expiration
Options assumed in reverse merger	268,343	$0.12	November 1, 2012
Options granted in McAleer acquisition	70,000	$0.85	January 2, 2017

The following table summarizes option activity under the plans for the first and second quarters of 2007:

Stock Options	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	268,343	$0.12
Granted	70,000	0.85
Cancelled	—	—
Exercised	(47,355)	0.14
Forfeited/expired	—	—

Outstanding at June 30, 2007	290,988	$0.29	6.35	$263,641

Exercisable at June 30, 2007	220,988	$0.12	5.35	$239,141

The aggregate intrinsic value represents the difference between the Company’s closing stock price of $1.20 as of June 30, 2007 and the exercise price multiplied by the number of options outstanding as of that date.

As of June 30, 2007 there remained $65,138 of unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of approximately two years.

Non-employee Compensation

On February 21, 2006, the Compensation Committee of the Board of Directors and the full Board of Directors approved awards of Company common stock for the Company’s outside directors under the Company’s 2005 Incentive Compensation Plan (the “Plan”). Directors receiving awards under the Plan were Anthony H. Sobel, Chairman; Shaya Phillips; and Thomas V. Butta. Mr. Sobel was granted 98,496 shares, while Messrs. Phillips and Butta were granted 49,248 shares each. One-third of the awards vested immediately upon approval. An additional one-third vested on February 28, 2006, with the final one-third to vesting on February 28, 2007. Except in the event of a change in control of the Company, the directors could not sell any shares awarded to them prior to March 1, 2007. If a director’s service terminated prior to a vesting date, all unvested shares would be forfeited, subject to exception in the discretion of the Board. As a result of his subsequent resignation as a director discussed below, Mr. Butta forfeited 32,832 shares.

Thomas V. Butta resigned from the Company’s Board of Directors effective February 22, 2006. His resignation was not the result of any disagreement relating to the Company’s operations, policies or practices. Rather, Mr. Butta resigned in order to devote his full attention to his responsibilities with an unaffiliated company of which he is the Chief Executive Officer. Mr. Butta served on the Board’s Audit and Compensation Committees.

On March 2, 2006, the Company entered into a Letter of Engagement dated February 27, 2006 and individual restricted stock agreements with Robert F. Steel and Kenneth A. Steel, Jr. (the “Consultants”). The purpose of the agreements was to formally set forth the terms and conditions under which the Consultants had been providing and will continue to provide consulting services to the Company through February 10, 2008. Under the terms of the Letter of Engagement, the Consultants are to advise the Company on the development and implementation of strategic business plans, to assist management in developing marketing and growth strategies, and to assist management in seeking out and analyzing potential acquisition opportunities. The agreement requires the Consultants to provide such consulting services until February 10, 2008. In return, the Company agreed to issue 172,367 shares of its common stock to each of the Consultants. The stock awards were granted pursuant to the Company’s 2005 Incentive Compensation Plan. The Company will also reimburse the Consultants for reasonable travel and other expenses incurred by the Consultants in furtherance of the objectives of the agreements. The agreements contain customary confidentiality and non-competition provisions. The agreements also required the Consultants, if they were terminated for cause prior to the earlier to occur of February 28, 2007 or a change in control of the Company, to return one-third of the Stock Awards at the time of termination.

On June 20, 2006, the Board elected Jeffery A. Bryson to fill the vacancy on the Board created by the February 22, 2006 resignation of Mr. Butta. Mr. Bryson serves on the Company’s Audit and Compensation Committees and he is Chairman of the Audit Committee. In connection with his election to the Board of Directors on June 20, 2006, the Board approved the award to Mr. Bryson of 23,350 shares of common stock under the Company’s 2005 Incentive Compensation Plan. Under the terms of the award, 11,675 shares vested immediately upon Mr. Bryson’s election to the Board and the remaining shares vested at the conclusion of the 2007 Annual Meeting of Stockholders of the Company when Mr. Bryson was reelected to the Board for a successive term at such meeting.

On July 10, 2006, the Company entered into an Investor Relations Consulting Agreement (the “Agreement”) with Alliance Advisors, LLC (“Alliance”). The purpose of the Agreement is for Alliance to assist the Company in the development of the Company’s investor relations and corporate communications program. Under the terms of the Agreement, Alliance will assist the Company for up to a period of twelve months in developing and implementing an investor relations and corporate communications strategy. In exchange for Alliance’s services, the Company paid Alliance $6,500 per month for the first six months of the Agreement. At the end of six months, either party to the Agreement had the option of terminating the Agreement, but agreed to extend the Agreement for an additional six months, with a monthly payment of $7,250. In addition to the cash compensation just described, the Company issued to Alliance sixty thousand (60,000) shares of restricted common stock in the third quarter of 2006.

No additional non-employee based stock awards were granted in the first or second quarters of 2007.

Total stock based compensation in the second quarter of 2007 was $5,027, all of which related to the stock options granted as a result of the McAleer acquisition. Total stock based compensation for the first six months of 2007 was $90,813, of which $19,358 related to the stock options granted as a result of the McAleer acquisition, and $71,455 related to non-employee stock compensation discussed above.

NOTE 5 – LONG-TERM AND SHORT-TERM DEBT, INCLUDING RELATED PARTY TRANSACTIONS, AND OFF-BALANCE SHEET INSTRUMENTS

During the first quarter of 2005, in order to support the activities of the reverse acquisition, the Company entered into a $3.0 million line of credit facility with a bank whereby the Company could borrow up to 80% of accounts receivable balances, not to exceed the total facility limit of $3.0 million. In the first quarter of 2006, this facility was renewed with an increased limit of $3.5 million to support increasing working capital requirements of the Company. On January 2, 2007, the principal amount of the facility was increased again to $5.5 million to support funding and increased working capital in connection with the McAleer acquisition, with a maturity date of May 30, 2007. Prior to May 30, 2007, the Company renewed the facility and extended the maturity date to September 15, 2007. Other than the extended maturity date, the provisions of the facility remained unchanged. Eligible accounts receivable balances essentially include all of our trade accounts receivable except, in most cases, those accounts which are more than 90 days past due. Certain other accounts are excluded from eligibility for borrowing including: (i) accounts due from affiliates; (ii) accounts which we have determined to be of doubtful collectibility; and (iii) accounts due from any one of our customers if such accounts constitute more than 20% of the total eligible accounts. The loans bear interest at Libor plus 2.50%, (7.82% and 7.86% at June 30, 2007 and 2006, respectively), payable monthly. There were $2,570,000 and $551,000 of outstanding draws under the facility as of June 30, 2007 and December 31, 2006, respectively.

The loans under the revolving credit facility and the equipment facility, as well as all other obligations owed by the Company to the bank, are secured by a first priority security interest in substantially all of the Company’s assets. Also, the Company is required to comply with certain covenants, including: providing periodic financial statements to the bank, compliance with SEC reporting requirements, allowing the bank to inspect its secured assets, the Company maintaining its assets in good operating condition and maintaining sufficient insurance. Also, the Company is required to comply with certain financial covenants. The first financial covenant is a “Debt Service Coverage Ratio,” which is measured at the end of each year beginning December 31, 2006. This ratio is calculated by adding certain nonrecurring special items to EBITDA, and then dividing by current maturities of long term debt plus interest expense. For the purposes of the amended loan agreement, “EBITDA” means the total of (i) net income from continuing operations (excluding extraordinary gains or losses), and to the extent deducted in determining net income (ii) interest expense, (iii) income taxes, and (iv) depreciation, depletion and amortization expenses.

The Company is required to maintain a Debt Service Coverage Ratio of not less than 1.2 to 1.0. The second financial ratio is Funded Debt to EBITDA, which is also measured annually beginning December 31, 2006. A ratio of not greater than 2.5 to 1.0 is required. For the purposes of the ratio, “Funded Debt” generally means all obligations for borrowed money or for the deferred purchase price of property, and all capitalized lease obligations. The Company complied with these covenants at December 31, 2006 and anticipates continued compliance.

The amended loan agreement also contains certain restrictive covenants. These include general prohibitions on: (i) disposing of property other than in the ordinary course of business; the Company changing its business; a change in control of the Company; mergers, acquisitions and the creation of new subsidiaries; the incurring of new indebtedness; the creation of new encumbrances or liens; investments, other than certain permitted investments in liquid investment grade paper; and the Company making loans, including loans to officers. Also, the amended loan agreement prohibits the Company from making any distributions (including any dividends on its common stock), or making any repurchases or redemptions of its capital stock, except to the extent there is no event of default either before or after any such distribution, repurchase or redemption. The bank may accelerate the Company’s obligations under the amended loan agreement and the related promissory notes upon an event of default under the amended loan agreement. Events of default generally include the Company failing to make payments of principal or interest when due; defaults under loan covenants, subject to periods during which the Company may cure in certain cases; the Company becoming insolvent or being subject to certain bankruptcy proceedings, subject to certain time periods; and the occurrence of a material adverse change in the Company’s business or financial condition. Upon an acceleration of the bank’s loans to the Company, the bank, among other remedies, would have recourse to substantially all of the Company’s assets through its security interest.

On February 14, 2006 the Company entered into an agreement with its bank for a 42 month term loan of $400,000 at a fixed interest rate of 7.5% per annum. The facility is collateralized by substantially all of the assets of the Company. The purpose of the term loan was to finance 2005 capital expenditures and improve its availability under its bank credit facility for working capital purposes.

On January 2, 2007, the Company entered into agreements with the bank modifying its credit facilities. Specifically, availability under its revolving facility was increased from $3.5 million to $5.5 million, and its equipment facility was increased from $400,000 to $800,000. The maturity date for the revolving facility was previously May 30, 2007, but as previously discussed, the Company successfully extended the maturity date of the facility until September 15, 2007. The equipment note matures January 1, 2010. The primary purpose of the modifications was to increase the amount of the credit facilities to provide for expanding working capital and other credit needs, including funding the acquisition of substantially all of the assets and business operations of McAleer (see Note 3). The modifications also memorialized certain previously granted waivers to the restrictive covenants and requirements contained in the agreements with the bank. The bank granted waivers permitting us to enter into the acquisition of McAleer, including the use of bank credit facility advances to fund such acquisition, and incurring mortgage indebtedness to McAleer as a part of the purchase of McAleer’s real estate. The bank also waived any cross-default relating to the subordinated notes payable to certain stockholders, which the Company did not repay at their May 2006 maturity.

The Company had subordinated notes payable to shareholders with amounts outstanding totaling $2,250,400 at both June 30, 2007 and December 31, 2006. Although the Company possessed adequate availability on the May 9, 2006 due date to repay the subordinated notes, management believed that cash flow from operations and remaining availability under the bank facility following such a draw would not be sufficient to fund ongoing working capital needs. The Company also anticipated that such a refunding of the subordinated notes with bank debt would have caused the Company to fail to comply with equity related covenants with the bank, given that the subordinated notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the subordinated notes, the Company determined it was not in the best interest of all stakeholders to pay the notes at maturity, and the subordinated notes remain due and payable.

Since the Company failed to pay the subordinated notes at maturity such notes are in default. Interest not paid quarterly and any principal not paid by the due date accrue interest at 15% until paid. Any potential cross-default under our bank credit facilities relating to the nonpayment of the subordinated notes has been waived by our bank lender. Pursuant to the terms of our bank credit facilities, we have also agreed to obtain the consent of the bank to any modification of the terms of the subordinated notes.

The Company’s subordinated note holders have cooperated with us in the deferral of payment on the subordinated notes. After discussion with the subordinated note holders, we did not pay the quarterly interest payments that were due on either January 1, 2007 or April 1, 2007 until May 18, 2007. We made the decision to defer these payments in a conservative effort to preserve cash flow anticipating the potential impact on liquidity of borrowings as a result of the McAleer acquisition. As of June 30, 2007 the Company has paid in full all interest and interest penalty payments due to the subordinated note holders, but may defer future interest payments should such deferral be required. Depending on cash flow and liquidity, management will also consider and may make some payments toward reduction of the principal.

The Company anticipates the continued cooperation of the note holders and the ultimate successful negotiation of a maturity date extension or other restructuring of its subordinated debt with the holders. The subordinated notes may, for example, be refinanced as part of the financing of future acquisitions, or repaid from the proceeds of the exercise of warrants by Barron. However, the Company can give no assurance that it will be able to successfully restructure, extend or refund the subordinated notes, and that the note holders will continue to cooperate. The notes are subordinated to the Company’s senior bank debt, and management believes the ability of the note holders to have direct recourse against us is limited. However, the Company can give no assurances as to what adverse collection actions the subordinated note holders might take, and the impact such actions and default might otherwise have on its other creditors and its financial condition. The Company does not anticipate any of the note holders taking any action which would be detrimental, as five of the subordinated note holders are currently significant stockholders of the Company and the sixth note holder, Barron, holds all of the Company’s preferred stock.

The amount outstanding on the notes payable at June 30, 2007 was $1,179,902. Scheduled principal payments under the Company’s notes payable for the years ended are presented below:

2007	$132,249
2008	283,187
2009	306,235
2010	458,231
Total Principal Payments	$1,179,902

As of June 30, 2007, for the prior reporting periods, and through the filing date, CSI had no off-balance sheet instruments except for certain operating leases discussed in Note 7.

NOTE 6 – PREFERRED STOCK AND RELATED WARRANTS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

On February 11, 2005, pursuant to the terms of a Preferred Stock Purchase Agreement with Barron Partners LP, we issued to Barron two common stock purchase warrants to purchase a total of 7,217,736 shares of our common stock. The respective exercise prices of the warrants were $1.3972 and $2.0958 per share, with each warrant exercisable for 3,608,868 shares. On December 29, 2006, we agreed to a re-pricing of a portion of the warrants in a Warrant Amendment and Exchange Agreement between the Company and Barron. One warrant was amended and divided into two warrants, one for 1,608,868 shares of common stock at an exercise price of $0.70 per share and another for 2,000,000 shares of common stock at the original exercise price of $1.3972 per share. The second warrant was likewise amended and divided into two warrants, one for 1,608,868 shares of common stock at an exercise price of $0.85 per share and another for 2,000,000 shares of common stock at the original exercise price of $2.0958 per share.

Warrant exercises may be accomplished in one or a series of transactions, subject to a 4.9% beneficial ownership restriction. The terms and conditions of the warrants are identical except with respect to the exercise price.

The warrants may be exercised on a cashless basis. In such event, the Company would receive no proceeds from their exercise. However, a warrant holder (including Barron) could not effect a cashless exercise prior to February 11, 2006. Also, so long as the Company maintains an effective registration statement for the shares underlying the warrants, a warrant holder is prohibited from utilizing a cashless exercise. The Company’s registration statement was declared effective on February 14, 2006 and an updating amendment was declared effective on May 14, 2007.

GAAP requires that in the case of thinly traded stock, management assess, among other factors, whether the market quoted price is representative of the price which would be effective were all shares issued in connection with various transactions, which would include having significant additional shares and liquidity in the market. Following consultation with accounting and valuation experts, management used the higher of an income statement performance and cash flow indicator based stock value computation based on comparisons to peer public companies and the market value of their shares near the date of the Company’s preferred stock and warrant transaction. The Company used these comparables to calculate a per share market value of its shares as a public company with significant stock liquidity (the “Adjusted Market Value”).

The Adjusted Market Value of the shares has been used in the Black-Scholes calculation for valuing the warrants, as appropriate. Because the registration rights agreement contained a clause whereby liquidated damages were payable in cash, the warrants were initially considered a liability under derivative accounting (see further discussion below). The principles used under SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” require that the proceeds be allocated first to the liability portion of an instrument based on its fair market value and the remaining proceeds assigned to the equity portion. As the fair market value of the warrants exceeded the proceeds from the preferred shares and warrants offering, no proceeds, except for the par value of $7,218, were allocated to the preferred stock.

Registration Rights Agreement

In conjunction with the Preferred Stock Purchase Agreement, the Company entered into a Registration Rights Agreement with Barron on February 10, 2005, whereby the Company agreed to register the shares of common stock underlying the preferred stock and warrants to be sold to Barron. Barron may also demand the registration of all or part of such shares on a one-time basis and, pursuant to “piggy-back rights,” may require the Company (subject to carve back by a managing underwriter) to include such shares in certain registration statements it may file. The Company is obligated to pay all expenses in connection with the registration of the shares and, prior to February 11, 2007, was liable for liquidated damages in the event the registration of shares did not remain effective pursuant to the Registration Rights Agreement.

On December 29, 2006, the Registration Rights Agreement was amended to, among other things, eliminate liquidated damages. The Company’s obligation to maintain an effective registration statement was also extended by one year until February 11, 2009.

Warrants

As a result of the Registration Rights Agreement containing a clause whereby liquidated damages were payable in cash, the Company was required to follow Emerging Issues Task Force (“EITF”) 00-19. In light of the required accounting treatment under EITF 00-19, the amount of proceeds allocated to the issuance of warrants ($5,035,032, representing all the proceeds with the exception of the $7,218 par value allocated to preferred stock) was recorded as a liability as of the date of the transaction. In addition, the difference between the amount allocated to the issuance of warrants and the fair market value of the warrants based on the Black-Scholes valuation method at reporting dates was recorded in the statement of operations as an unrealized gain (loss) on financial instrument-warrant liability and as an adjustment to the financial instrument-warrant liability on the Company’s balance sheet, to restate the warrants to fair market value as of that date. In each period up to November 7, 2005, the date of the amendment to the Registration Rights Agreement, whereby the cash liquidated damages provision was converted to damages payable by the issuance of a set number of preferred shares, the financial instrument was marked to market and changes in the value were recorded as adjustments in the statement of operations. These adjustments resulted in the Company reporting a significant accumulated deficit where otherwise it would have reported retained earnings.

It was not the intent of either CSI or Barron that the Registration Rights Agreement result in the majority of the proceeds from the preferred stock and warrant issuance being recorded as a liability rather than equity. In response, on November 7, 2005, CSI and Barron entered into an amendment to the Registration Rights Agreement that eliminated cash liquidated damages and replaced them with liquidated damages in the form of additional shares of Series A Convertible Preferred Stock. Pursuant to the amendment, 2,472 shares of preferred stock would have been issued to Barron for each day when liquidated damages were triggered until February 11, 2007, when this damages provision expired. Because the amendment to the Registration Rights Agreement changed the liquidated damages penalty from settlement in cash to settlement in a set number of shares which is unaffected by changes in the share market price, in accordance with EITF 00-19, as of the amendment date, the fair value of the warrants was reclassified from a liability to permanent equity as additional paid-in capital rather than as a potential offset to the accumulated deficit which would not have existed if the initial accounting for the warrants had been as paid in capital instead of as a liability. The fair value at that date, based on the Black-Scholes valuation method, was $5,449,392. The difference between this fair value and the amount allocated to the warrants at issuance ($5,035,032), or $414,360, was recorded as an unrealized loss on warrants to purchase common stock in the statement of operations for the year ended December 31, 2005.

Prior to the execution of the amendment to the Registration Rights Agreement, Barron agreed to waive any liquidated damages through November 30, 2005 pursuant to a waiver dated September 30, 2005. Barron had also waived liquidated damages on three prior occasions. In exchange, during the fourth quarter of 2005 the Company paid Barron $50,000, which was expensed, and agreed to cause the registration statement to become effective under the Registration Rights Agreement on or before November 30, 2005. After that date, the Company entered into two additional waivers extending the required effectiveness date initially until January 31, 2006 and finally, February 28, 2006. The Company’s registration statement was declared effective on February 14, 2006.

On September 11, 2006, the Company notified Barron of the need to refrain from selling under the Company’s then effective registration statement, and accordingly, to refrain from utilizing the prospectus relating to the primary registration statement until amendments could be filed with the SEC and declared effective. This notification was the result of the proposed acquisition by the Company of substantially all of the assets of McAleer.

The Company filed a post-effective amendment with the SEC on January 29, 2007. We filed another such amendment on March 14, 2007, which was declared effective on that date. However, absent an amendment or waiver of the Registration Rights Agreement, the Company would have been required to issue to Barron 2,472 shares of preferred stock for each day the liquidated damages are triggered until February 11, 2007, when the damages provision expired. As a part of the agreement on December 29, 2006 to re-price the warrants, Barron waived liquidated damages through February 11, 2007, when the liquidated provisions of the Registration Rights Agreement expired. Also, Barron and the Company agreed to extend the effective term of the Registration Rights Agreement by one year.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain facilities and equipment under various operating leases. At June 30, 2007, future minimum lease payments under non-cancelable leases were:

2007	$69,696
2008	138,432
2009	143,433
2010	146,556
2011	36,795

Total	$534,912

The Company entered into a new operating lease with Chuck Yeager Real Estate on November 30, 2005, related to the lease of premises at 900 Block, 900 East Main Street, Suite T, Easley, SC. The term of this lease is five years, beginning on April 1, 2006 and ending on March 31, 2011. Total rent due under this lease is $700,920, due on the first of each month in escalating monthly payments. The remaining commitments under this lease are included in the future payments in the table above. If at any time the Company terminates the lease the lessor may recover from the Company all damages proximately resulting from the termination, including the cost of recovering the premises and the worth of the balance of the lease over the reasonable rental value of the premises for the remainder of the lease term, which shall be due immediately. The Company does not anticipate terminating the lease at any time prior to its expiration. On June 20, 2007 the Company and Chuck Yeager Real Estate amended the operating lease agreement, originally entered into on November 30, 2005, to include an additional 12,544 square feet of warehouse space. The lease of the additional warehouse space was the result of carrying additional inventory and increased monthly rent by approximately $2,400. While the lease on the additional space is scheduled to expire on August 31, 2007, the Company may choose to extend the lease date prior to such date.

Purchase Commitment

On April 18, 2006, we entered into a Reseller Agreement with Promethean, Inc., pursuant to which we were granted the exclusive right to market and resell certain Promethean products in North Carolina and South Carolina. The Reseller Agreement expired in accordance with its terms on December 31, 2006. Subsequently, the parties continued operating under the terms of the expired Reseller Agreement. In March of 2007, the parties engaged in negotiations for a new agreement.

On or about May 4, 2007, the parties were successful in agreeing on the terms of an interim agreement to be effective beginning May 1, 2007, renewable quarterly. In exchange for purchasing an initial minimum amount of Promethean product aggregating approximately $3.2 million, per quarter, we receive standardized pricing for the products. We believe that the arrangement preserves our previous exclusive reseller status in the North and South Carolina markets. The terms of the agreement have not been memorialized in a formal written contract.

NOTE 8 – SEGMENT INFORMATION

CSI is organized into two reportable segments: software applications and technology solutions. Below is a description of the types of products and services from which each reportable segment derives its revenues.

Software applications segment

Through our software applications segment, we report the results of the development, sales, deployment and provision of ongoing support of our software applications, fund accounting based financial management software, and standards based lesson planning software.

Technology solutions segment

Through our technology solutions segment, we report the results of the technology solutions products through the sales and distribution of computers, network and communication based hardware, and accessories, including interactive classroom solutions and a wide range of technology consulting services, including network and systems integration and computer support and maintenance services.

Factors management used to identify our segments:

CSI’s reportable segments are analyzed separately because of the differences in margin routinely generated by the major products within each group, and the differences in sales and investment decisions made to evaluate existing or potential new products.

There are no significant transactions between reportable segments. The total of segment net sales and service revenue from all segments is equal to net sales as reported in our Consolidated Statements of Operations. Sales and cost of sales are included in each segment’s income as reported in our Consolidated Statements of Operations. Accordingly, the total of the segments’ gross profit is equal to gross profit in our Consolidated Income Statements. Operating expenses are allocated to segment income based on estimates of sales and administrative time spent on each segment. None of the income or loss items following operating income in our Consolidated Statements of Operations is allocated to our segments, since they are reviewed separately by management. Certain non-recurring items (generally those items occurring for reasons that have not occurred in the prior two years and are not likely to reoccur in two succeeding years) and compliance and governance costs are generally excluded from management’s analysis of profitability by segment and the Company’s segment presentation. Accordingly, the total of segment income from all segments, less certain non-recurring and compliance and governance items, if any, is equal to operating income as reported in our Consolidated Statements of Operations.

The total of segment assets for all segments is equal to total assets as reported in our Consolidated Balance Sheets. The Company allocates assets related to liquidity, when shared, (e.g. cash, accounts receivable and inventory) based on each segment’s percent of revenues to total consolidated revenues. Capitalized computer software costs are allocated to the software segment. Fixed assets, net, are allocated on the same basis as operating expenses (or by time spent on each segment, as discussed above) because support equipment usage is generally tied to time utilized. All other assets are generally allocated on the same basis.

The following tables summarize information about segment income for the quarters and six month periods ended June 30, 2007 and 2006; and assets allocated to segments as of June 30, 2007 and 2006.

Amounts in thousands

	Software Applications	Technology Solutions	Total Company
Quarter ended June 30, 2007:
Net sales and service revenue	$2,795	$14,306	$17,101
Gross profit	1,066	2,957	4,023
Segment income (loss)	(29)	2,003	(	*)
Segment assets	7,797	14,811	22,608
Quarter ended June 30, 2006:
Net sales and service revenue	$1,446	$9,256	$10,702
Gross profit	937	1,260	2,197
Segment income	341	502	(	*)
Segment assets	3,253	7,831	11,084

	Software Applications	Technology Solutions	Total Company
Six months ended June 30, 2007:
Net sales and service revenue	$5,534	$23,219	$28,753
Gross profit	2,360	4,196	6,556
Segment income	340	2,589	(	*)
Segment assets	7,797	14,811	22,608
Six months ended June 30, 2006:
Net sales and service revenue	$2,550	$12,994	$15,544
Gross profit	1,579	2,121	3,700
Segment income	511	761	(	*)
Segment assets	3,253	7,831	11,084

*	See reconciliation below

Reconciliation of Segment income (loss) (non-GAAP measure) to operating income per consolidated Statements of Operations (GAAP measure):

Amounts in thousands

	Quarter Ended
	June 30, 2007	June 30, 2006
Segment income (loss):
Software applications segment	$(29)	$341
Technology solutions segment	2,003	502

TOTAL SEGMENT INCOME	1,974	843
Less: Merger and compliance costs
Stock based compensation	(5)	(81)
Acquisition expenses	(4)	—
Professional and legal compliance and litigation related costs	(134)	(88)

OPERATING INCOME Per consolidated Statements of Operations	$1,831	$674

Amounts in thousands

	Six Months Ended
	June 30, 2007	June 30, 2006
Segment income:
Software applications segment	$340	$511
Technology solutions segment	2,589	761

TOTAL SEGMENT INCOME	2,929	1,272
Less: Merger and compliance related costs
Stock based compensation	(91)	(695)
Acquisition expenses	(9)	—
Professional and legal compliance costs	(419)	(431)

OPERATING INCOME Per Statement of Operations	$2,410	$146

Item 2.	Management’s Discussion and Analysis or Plan of Operation.

A. Overview Introduction

Unless the context requires otherwise, (1) “Computer Software Innovations, Inc.,” “CSI,” “we,” “our,” “us” and “the Company” refer to the consolidated combined business of Computer Software Innovations, Inc., a Delaware corporation formerly known as VerticalBuyer, Inc., and its subsidiary, CSI Technology Resources, Inc., a South Carolina corporation; (2) “VerticalBuyer” refers to the Company prior to its merger with CSI—South Carolina on February 11, 2005; and (3) “CSI – South Carolina” refers to Computer Software Innovations, Inc., a South Carolina corporation, prior to the merger.

We develop software applications and provide technology solutions, focused primarily on the needs of organizations that employ fund accounting. Fund accounting is used by those entities that track expenditures and investments by “fund,” or by source and purpose of the funding (e.g., funds provided by government or grant sources), and is utilized primarily by public sector and not-for-profit entities. Our client base consists principally of municipalities, school districts and local government organizations. Our clients also include public libraries, disabilities boards and other non-governmental clients.

Organization

Our business efforts are focused on two key operating segments: internally developed software applications and related service and support (our “Software applications segment”), and other technology solutions and related service and support (our “Technology solutions segment”).

Software Applications Segment

Our Software applications segment develops accounting and administrative software applications that are designed for organizations that employ fund accounting. These organizations are primarily municipalities, school districts and local governments. Specific software modules include:

•	General (or “Fund”) Ledger;

•	Accounts Payable;

•	Purchasing;

•	Payroll;

•	Personnel;

•	Employee Absence/Substitutes;

•	Inventory;

•	Utility Billing; and

•	Other specialty modules designed for government markets.

Our Software applications segment includes a staff of software developers, implementers, trainers, sales personnel, and applications support specialists focused primarily on the development, sales, deployment and support of our “in-house” software products. From time-to-time they also provide support for the Technology solutions segment.

As in other competitive software businesses, the sales and support of software products developed for resale, coupled with few related hardware sales, support higher margins in the Software applications segment (also referenced as “software and related services”). The sales of the Technology solutions segment (also referenced as “hardware sales and related services”) are typically at lower margins, due to the amount of hardware, a traditionally low margin product, included in these sales.

Technology Solutions Segment

Our Technology solutions segment has a staff of certified engineers capable of providing a broad range of technology solutions to our client base, including, but not limited to:

•	Technology planning (developing plans to purchase or upgrade computers, telephone equipment, cabling and software);

•	Hardware/software installations;

•	Cabling (installation of wiring and wireless devices to link computer networks and telephones);

•	System integration (installation of computers and configuration of software to enable systems to communicate with and understand each other);

•	Wide area networking (linking a group of two or more computer systems over a large geographic area, usually by telephone lines or the internet);

•	Wireless Networking (linking a group of two or more computer systems by radio waves);

•	IP telephony and IP surveillance (sending voice calls and surveillance across the internet using internet protocol (“IP”), a standard method for capturing information in packets);

•	Project management (overseeing installation of computers, telephone equipment, interactive white-board equipment, cabling and software);

•	Support and maintenance (using Novell, Microsoft, Cisco and Citrix certified engineers and other personnel to fix problems);

•	System monitoring (proactively monitoring computers and software to detect problems); and

•	Education technologies (distance learning and classroom learning tools including interactive white board solutions).

In addition to our engineers, our Technology solutions segment includes a staff of sales persons, project managers and product specialists. Our Technology solutions segment also purchases and resells products from a variety of manufacturers including but not limited to Hewlett Packard, Cisco, Microsoft, Novell, Promethean, Tandberg and DIVR, and supports the Software applications segment, as needed.

The combination of traditionally low margin sales of hardware with the sales of services results in a much lower margin for the Technology solutions segment when compared to the Software applications segment. Margins for the Software applications segment were 53.1% for the 2006 fiscal year, while margins for the Technology solutions segment were 15.8% for the same period. Margins for the Software applications segment were 38.1% and 42.6% for the quarter and six month periods ended June 30, 2007, while margins for our Technology solutions segment were 20.7% and 18.1% for the same periods. Margins for the Software applications segment were 64.8% and 61.9% for the quarter and six month periods ended June 30, 2006, while margins for the Technology solutions segment were 13.6% and 16.3% for the same periods.

We believe the combined efforts of our Technology solutions segment with that of our Software applications segment provide CSI with a competitive advantage in the education and government markets.

For a discussion of the results of the reported segments, see “—G. Financial Performance—Segment Information” below.

Strategy

While we report the business as two segments and use such information for analysis and decision making purposes, we also operate the business collectively, taking advantage of cross-selling opportunities. As a part of our software applications and technology solutions sales efforts we provide systems and software networking and integration services. These services also generate a significant amount of revenue by increasing demand for the computer hardware equipment we sell.

Our marketing strategy is to provide a suite of software products coupled with full service integration of the hardware solutions that support those products and other back-office functions, and to provide ongoing technical support, monitoring and maintenance services to support the clients’ continuing needs. We also market our hardware solutions and ability to provide a wide level of services and support independent from our software solutions, which when marketed to a fund accounting based organization may also lead to future software sales and integration services. By providing a client the ability to call one solution provider and circumvent the difficulties that often arise when dealing with multiple vendors, we believe we are able to achieve high long-term client satisfaction and a competitive advantage in the marketplace. Repeat business from and increased account penetration through added products and services within our existing customer base has been key to our success and we expect it will continue to play a vital role in our growth. Our focus is on nurturing long-standing relationships with existing customers while establishing relationships with new customers. Over the past ten years we have retained more than 90% of our financial management software customers, and many have become technology solutions customers. Some of our customers who first purchased technology solutions and services have subsequently become financial management software customers.

Our long-term strategy is to pursue a national presence. Our primary, initial focus has been on the southeast region of the United States. As a result of our recent acquisition of McAleer Computer Associates, Inc, (“McAleer”) discussed below, we have expanded our reach into the southeastern states significantly and are beginning to look at other areas of the United States as well.

By strategically combining our internally developed software applications with our ability to integrate computer, networking and other hardware solutions, we have been successful in providing software and hardware solutions to over 400 clients located in the tri-state area of South Carolina, North Carolina and Georgia.

Prior to January 2, 2007, we supported our operations principally out of our physical location in Easley, South Carolina. On January 2, 2007, we acquired the operations, in an asset purchase acquisition, of McAleer. McAleer, an Alabama corporation based in Mobile, Alabama, is primarily a provider of financial management software to the K-12 education market. It has been in operation for over twenty-five years. The acquisition of McAleer strengthens CSI’s current operations with the addition of an office in Mobile, Alabama, from which CSI will be able to deliver expanded software, technology and service offerings to a broader geographic area and the local government (city and county) markets. The addition of McAleer brings on more than 160 additional fund accounting customers in the K-12 education sector, with a geographic presence in five states not previously served by CSI: Alabama, Mississippi, Louisiana, Tennessee and Florida. Like CSI, McAleer also has customers in Georgia and South Carolina. In contrast to CSI, McAleer has not historically focused on the local government market or provided as broad a range of technology solutions. CSI has the opportunity to increase sales to those specific markets and the new regions that McAleer serves. McAleer and the acquisition is discussed in more detail below under “—B. Acquisition of McAleer Computer Associates, Inc.”

The products and services previously offered by McAleer are now products and services of CSI. However, in order to differentiate, we will refer to the products and services offered by McAleer prior to the acquisition, and from which continued service and support will be offered from the Mobile, Alabama office subsequent to the acquisition, as “McAleer” or CSI-Mobile products and services. All other products and services of CSI referred to are those offered by CSI prior to the acquisition of McAleer, and for which CSI continues to provide the development, support and services primarily out of its Easley, South Carolina headquarters.

For more information on our strategy, see our latest annual report filed on Form 10-KSB.

Acquisitions

We believe that to remain competitive, we need to take advantage of acquisition opportunities that arise which may help us achieve greater geographic presence and economies of scale. We may also utilize acquisitions to, when appropriate, expand our technological capabilities and product offerings. While we may use a portion of any cash proceeds generated by operations or obtained from capital sources to pay down debt on an interim basis, we intend to use any additional liquidity and/or availability from those sources or related pay downs to fund acquisitions. Additionally, we have engaged a consultant to assist us with acquisitions, including identifying potential acquisition opportunities. We believe our markets contain a number of attractive acquisition candidates. We foresee expanding through acquisitions of one or more of the following types of software and technology organizations:

•	Developers and resellers of complementary software, such as time and attendance, workflow management, tax appraisals and assessment, education, court and law enforcement related products.

•	Consulting firms providing high level professional services. We believe this type of acquisition would enhance our offering of technology planning and project management.

•	Cabling and infrastructure contractors. We currently outsource cabling services.

Our business strategy provides that we will examine the potential acquisition of companies and businesses within our industry. In determining a suitable acquisition candidate, we will carefully analyze a target’s potential to add to and complement our product mix, expand our existing revenue base, improve our margins, expand our geographic coverage, strengthen our management team and, above all, improve stockholder returns.

As previously disclosed, on January 2, 2007 we acquired the business operations of McAleer. We believe the acquisition of this leading provider of fund accounting based financial management software in Alabama fits within our acquisition strategy. McAleer and the acquisition transaction are discussed in more detail below under “— B. Acquisition of McAleer Computer Associates, Inc.”

We are unable to predict the nature, size or timing of any acquisition. We can give no assurance that we will reach agreement or procure the financial resources necessary to fund any acquisition, or that we will be able to successfully integrate or improve returns as a result of any such acquisition. We continue to pursue and enter into preliminary discussions with various acquisition candidates. However, except for the McAleer acquisition, the Company has not entered into agreements or understandings for any other acquisitions which management deems material.

B. Acquisition of McAleer Computer Associates, Inc.

On January 2, 2007, we consummated our previously announced acquisition of the business operations of McAleer. The transaction was structured as a purchase of substantially all of the assets of McAleer.

McAleer is the leading provider of fund accounting based financial management software, its major product, for the K-12 sector of the education market in the state of Alabama and has a presence in five other states. The acquisition expands our reach from our three primary state markets to an eight-state footprint in the southeast. We believe the acquisition constitutes a major move in implementing our strategy of geographic expansion, with the ultimate goal of achieving a national presence. We also believe McAleer has a strong management team and a reputation for delivering quality customer service from its location in Mobile, Alabama. We plan to utilize the existing McAleer staff to continue to service McAleer’s existing clients from the offices in Mobile. We anticipate that we will be able to capitalize on the new Mobile location by delivering expanded technology and service offerings to the broader geographic area and the local government (city and county) markets. In contrast to our strategy, McAleer has not historically focused on the local government market or provided as broad a range of technology solutions.

The total price for the purchased assets was $4,050,000, of which $3,525,000 was paid in cash at closing. The balance of $525,000 was paid pursuant to a promissory note payable in twenty quarterly installments of principal in the amount of $26,250, plus interest in arrears at the LIBOR rate, beginning March 31, 2007. In February 2007, we refinanced the $525,000 note payable with $486,000 in proceeds from a new real estate note with our bank and a draw on our revolver for the remaining amount. The new note is payable monthly based on a 7.85% interest rate and a 15 year amortization with a balloon payment due at the end of year three. The original $525,000 note was and the new $486,000 note is secured by a first mortgage on the real property of McAleer conveyed in the acquisition, consisting of the office building located in Mobile, Alabama from which our Mobile personnel operate. We assumed no liabilities of McAleer, other than certain leases and obligations of McAleer under ongoing customer contracts.

Expenses for the acquisition, in the amount of $266,837, consisted of legal and professional fees and travel costs and various other expenses related to the acquisition transaction. These expenses have been capitalized and allocated to goodwill. We engaged an independent party to provide assistance with customary evaluations, analysis and allocation of the purchase price, which resulted in an allocation to goodwill. For the purposes of recording assets by segment, the acquired assets, including goodwill will be reported under the software applications segment. The Company expects all goodwill will be deductible for tax purposes, and has an indefinite life for book purposes. The Deferred tax liability arises from a difference in the agreed to price for the building asset (tax basis) and the purchase price allocation (book basis included in Property and equipment and based on appraisal). Research and development assets acquired in the purchase were not material.

The allocation of the purchase price, including capitalized acquisition expenses, is as follows (other liabilities assumed in the purchase were not deemed material):

Property and equipment	$615,000
Computer software	610,000
Goodwill	1,480,587
Intangible assets	1,645,000
Deferred tax liability	(33,750)

Total assets purchase and purchase price	$4,316,837

The detail of Computer software, other Intangible assets and Goodwill and their useful lives are as follows:

Asset	Value	Effective Useful Life
Computer software	$610,000	4 years

Trade name	70,000	3 years
Covenants not-to-compete	75,000	5 years
Customer contracts and related relationships	1,500,000	20 years

Other intangible assets	$1,645,000

Total computer software and other intangible assets	$2,255,000	13.3 years	*

Goodwill	$1,480,587	indefinite

*	weighted average

We funded the acquisition in part with advances of approximately $2.1 million under our modified credit facilities with our bank. We also utilized approximately $1.3 million in cash from McAleer as, pursuant to the asset purchase agreement, service contract revenue with respect to 2007 for which cash was received by McAleer in 2006 prior to the closing was segregated for our account. Initially the owner assumed a $525,000 note secured by the real estate for the remainder of the purchase price, which was subsequently refinanced, and the Company incurred expenses which were capitalized as a part of the transaction.

Sources of funds used in the transaction, including subsequent refinance activities and related expenses are as follows:

Proceeds from increase in long-term note payable secured by property and equipment (at time of purchase)	$486,046
Proceeds from long-term note payable secured by real estate (for refinance of McAleer note)	486,000
Receipts on billings for McAleer 2007 support agreements earmarked for CSI	1,280,000
Draw on revolving credit facility (escrow payment at time of signing of definitive agreement)	100,000
Draw on revolving credit facility (at time of purchase (including $12,378 for acquisition related expenses))	1,671,332
Draw on revolving credit facility (for refinance of McAleer note)	39,000
Payments of acquisition related expenses (funded from revolving credit facility)	254,459

Subtotal of funds from revolving loan	2,064,791

Total purchase price	$4,316,837

It is anticipated that McAleer will add additional revenues of approximately $5.0 million in 2007 to our software applications segment. As of June 30, 2007, McAleer had contributed approximately $2.5 in additional revenues. McAleer is in the process of upgrading approximately 60% of its customers to the latest major release of the McAleer fund accounting system. These increases provide additional revenue due to the increased pricing structure to reflect the enhancements in the latest major release. Accordingly, while not estimable, we anticipate an ongoing improvement in our recurring revenues through this upgrade process.

Due to the increased depreciation and amortization of intangible assets based on the purchase price allocation, and financing costs of the transaction, it is not anticipated that McAleer will add a significant amount to earnings in 2007. However, it was anticipated the McAleer acquisition would be cash flow positive and the acquisition would impact the Company’s EBITDA and Adjusted EBITDA calculations by more than $500,000 for 2007. As of June 30, 2007, the McAleer acquisition contribution was on track to exceed this anticipated amount.

For results of operations for the period of this filing, see Note 3 to our unaudited consolidated financial statements dated June 30, 2007 included in this report.

C. Updates to Current Challenges and Opportunities of our Business

Introduction

Set forth below are updates to certain challenges and opportunities of our business previously addressed in our most recent Form 10-KSB.

Sarbanes-Oxley Compliance

Prior to February 11, 2005, we were a public shell with virtually no operations and CSI – South Carolina was a private company with limited complex accounting issues. As a result neither we nor CSI – South Carolina had a need for staff with technical accounting and public reporting expertise. In the first quarter of 2005, we entered into a complex merger and began public reporting of significant operations. It was some time before we hired personnel with public reporting experience and began updating our procedures to comply with the Sarbanes-Oxley Act. In the process of reviewing and improving our controls and processes, we have identified and reported errors in our financial reporting.

In August 2007, the Security and Exchange Commission (“SEC”) amended Rule 1-02 of Regulation S-X [17 CFR 210.1-02(a)(4)] by adding a new paragraph to define both the terms “material weakness” and “significant deficiency.” Under the new guidance, a material weakness shall be defined as, “a deficiency, or combination of deficiencies, in internal control over financial reporting (“ICFR”) such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.” The new guidance further defines significant deficiency as, “a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.” As defined in this new standard, our management identified certain significant deficiencies in our internal controls over financial reporting in our most recent review of our internal control environment.

While there are currently internal controls and procedures in place that relate to financial reporting and the prevention and detection of material misstatements, these controls have not met the required documentation and effectiveness requirements under the Sarbanes-Oxley Act (“SOX”), and therefore, management cannot certify that these controls are correctly implemented. As a result, it is management’s opinion that while the lack of documentation does not warrant a material weakness, it would represent a significant deficiency in the financial reporting process. Therefore, in order to become compliant with the requirements of SOX, management has invested in certain software and human capital resources to ensure the controls currently in place are formally documented, properly monitored and regularly tested to ensure their proper implementation and effectiveness on improving the financial reporting process.

In addition to completing the documentation and review of our control environment specifically for SOX compliance, we are taking the following additional actions to improve internal controls in 2007. In the third quarter of 2006, we purchased software for approximately $50,000 which will allow us to automate our monitoring of our controls to assure they are executed as designed. We believe this will provide the most cost effective solution to meet the requirements of the Sarbanes-Oxley Act. The entering of controls into the system and the monitoring of those controls began toward the end of the second quarter of 2007 and will continue throughout the remainder of 2007. In fourth quarter 2006, for an undisclosed amount (due to agreement with the vendor), we also purchased a financial reporting, planning and consolidation system which was not installed until first quarter 2007, and is not yet fully implemented. This system will eliminate the use of complex spreadsheets used in the roll-up of financial information for both internal and external reporting and improve the timeliness of our financial close and reporting cycle. It will also provide more time for personnel to focus on analysis and review of financial information and controls surrounding those activities which must be performed late in the financial closing and regulatory filing cycles. The system also establishes a framework to automate the consolidation of acquired entities, which the Company believes is critical to support the acquisition portion of its growth strategy. This system has been installed and will be implemented throughout the remainder of 2007.

In the second quarter of 2007, we hired an additional employee with public reporting and Sarbanes-Oxley experience. This employee began in late May 2007, and as of June 30, 2007 had assisted us with documenting a significant additional amount of the processes and controls related to financial reporting and disclosure and has been instrumental in developing documentation within the monitoring and compliance software, as previously discussed above. With the addition of this resource, we are confident that the implementation of required controls and procedures will occur in time sufficient for the proper testing and verification to take place prior to management issuing their certification as to the effectiveness of any such controls and procedures.

Even with these changes, due to the increasing number and complexity of pronouncements, emerging issues and releases, we expect there will continue to be some risk related to financial disclosures. We anticipate that such risks will be mitigated following full implementation of the Sarbanes-Oxley Act requirements in 2007 which, based on our plans includes the implementation of the systems and automation of controls monitoring described above. The process of identifying risk areas and implementing financial disclosure controls and internal controls over financial reporting required under the Sarbanes-Oxley Act may result in the identification of areas where we may need additional resources. Accordingly, we have also determined until such time as we complete this process, we may be unable to declare our controls effective. This process has begun and we anticipate it will be completed in 2007. This process may also result in the identification and possible reporting of additional deficiencies.

We have moved forward with our initial work surrounding the implementation of the Sarbanes-Oxley Act and have budgeted $200,000 for compliance work by external parties related to the Sarbanes-Oxley Act for the fiscal year 2007. In 2006, we spent approximately $120,000 on external resources and approximately $80,000 in capital expenditures (for systems described above) to support this initial effort. We used the framework established with the assistance of external resources to perform much of the documentation and initial evaluation effort with internal staff in the third and fourth quarters of 2006 and plan to continue the use of primarily internal staff over the third and fourth quarters of 2007, in an effort to minimize our third party costs, while still moving forward in our effort to improve our internal controls. However, we will likely also use external resources for further documentation and assistance with controls implementation and compliance in 2007, if deemed necessary to meet the 2007 implementation deadline.

Conversion of our Accounting+Plus software to Microsoft .Net Programming and SQL Database Language

We have already completed the conversion of the majority of our core accounting modules, with the personnel module still in progress. The completed modules are in formal beta installations. However, the changes resulting from the formal beta use have been limited. We are prepared to install and have installed some of the completed modules in select entities which do not have an immediate need for other integrated modules not yet converted. In addition, the completed modules have the functionality necessary to handle school activity funds, such as student clubs, organizations and athletics. Typically payroll is not needed to support school activity funds. Many school activity personnel use packages independent of the school’s accounting packages, which may be cumbersome, or lack functionality. Accordingly, we are beginning to look for sales opportunities of the completed modules now, marketed as our “School Activity” solution. If the school later adopts our full accounting suite, the process of integration will be relatively seamless. We anticipate completing the personnel and certain additional modules adequate to support such installations over the third and forth quarters of 2007. As previously noted under “—Software Modifications Required by Geographic Expansion” above, we anticipate completing most if not all of the remaining modules throughout 2007.

Investment in Support and Telesales Efforts

In 2006, we originally estimated making an investment of as much as $500,000 to bolster our technical support services and telesales efforts. The investment consisted primarily of increased salaries and wages, and less than $180,000 was spent in 2006. We plan to continue this investment in 2007; however, we do not expect the investment to exceed the amount actually spent in 2006. At June 30, 2007 we had not made any significant additional investments in these areas, but expect these investments to increase in the third and fourth quarters of 2007 as we hire additional resources. Based on our past experience with prospecting and technical support agreements, we expect the additional revenue generated from the sales of technical support contracts and additional sales opportunities uncovered by telesales efforts for the fund accounting software and the new curriculator™ standards based lesson planner software will be sufficient to offset our investment within approximately one year. However, we can give no assurances such additional services will be profitable collectively, particularly in the short-term.

D. Financial Impact of Certain Developments

E-Rate Program

We experienced an improvement in 2006 in our success in winning proposal awards for projects related to the E-Rate program. However, this success did not ultimately translate into increased revenues due to the reduced rate of funding approvals for projects we have won, compared to our experience in prior years.

The E-Rate program assists both schools and libraries in the United States to obtain affordable telecommunications and internet infrastructure and access. The program provides federally subsidized funding based on the level of poverty and the urban/rural status of the population served. The funding ranges from 20% to 90% of the costs of eligible services. The Company has participated in this program in the past, typically winning total contract awards in the $4,000,000 to $5,000,000 range during the last several years. In late 2005, as a result of our additional investments in software and personnel, we improved our ability to respond to proposals under the program. As a result, for the annual fall 2005 to spring 2006 E-Rate window, we were awarded more than $17 million in contracts and for the annual fall 2006 and spring 2007 E-Rate window, we were awarded more than $24 million in contracts.

Not all of these contracts become fully funded, and projects and related funding can span multiple years. Typically, we have experienced a 20% to 45% funding rate of awarded contracts. Accordingly, we cannot project the impact of our E-Rate efforts on future periods. Revenues linked to the E-Rate program ranged from 10% to nearly 25% of our total revenues from 2004 through 2005. In 2006, revenues linked to the E-Rate program constituted 9% of our total revenues. Although we saw some revenues related to E-Rate in 2006, we did not see significant funding in comparison to projects funded in 2005. We began to receive notification of funding in late 2006 and early 2007. We have received notification that approximately $5 million or 29% of the $17 million in projects we proposed for the fall 2005 / spring 2006 application cycle received funding. This amount appears to be favorable considering the amount of E-Rate revenues have historically run between 5% and 25% of our total revenues in any given year, and could approach more than 10% in our current year, were we able to deliver on all projects. In the second quarter of 2007, we received notification that the E-Rate program received authorization from the federal government to use certain funds not utilized in prior years to fund more recently submitted projects. The completion of projects may span multiple years and is dependent on the customers having available sufficient resources to provide their share of matching funds to receive the E-Rate program’s portion. Accordingly, we cannot predict the impact of such funding awards, if any, on our 2007 revenues, or the possibility of any additional revenues resulting from the release of prior year funds to the E-Rate program.

Additional Investments Which May Impact Earnings in the Short Term

In addition to the items mentioned above, we expect that our investments in expanding our telesales team, increasing our technical support offerings and hiring additional sales personnel to support our geographic expansion efforts may impact earnings negatively in the short term. While we would expect to cover these investments over no more than four to six quarters, we are unable to estimate the portion of these investments which will be covered in the short term. For further discussion, see “—C. Updates to Current Challenges and Opportunities of our Business” above.

Professional Fees

We expect to incur some costs to implement the Sarbanes-Oxley Act legislation and have budgeted $200,000 in 2007 for this work. As of December 31, 2006, we had incurred approximately $118,000 of expenses related to Sarbanes-Oxley work and $50,000 and an undisclosed amount (due to a confidentiality agreement with the vendor) of capital expenditures for internal controls and financial reporting software, respectively, in support of our Sarbanes-Oxley efforts. For the six months ended June 30, 2007, we incurred approximately $45,000 in costs related to our Sarbanes-Oxley efforts. In the first six months of 2006, such spending was approximately $100,000. Our professional and legal compliance related costs were approximately $609,000 for the 2006 fiscal year, of which approximately $228,000 was related to services relating to registration statement amendments. The remainder of professional fees related to public company reporting, other regulatory compliance and the Sarbanes-Oxley work.

Stock Based Compensation

In connection with becoming a public company, we recruited independent, non-employee directors. We also engaged consultants to assist us with strategic planning and acquisitions. Definitive agreements were reached regarding the independent directors and consultants compensation in the first and second quarters of 2006. The Compensation Committee of the Board of Directors board approved stock awards, granting the non-employee directors and consultants approximately 500,000 shares. We recorded non-cash expense for directors’ and consultants’ fees in the 2006 totaling approximately $970,000. We expect stock-based compensation, primarily that paid to consultants, to be significantly reduced in 2007 compared to 2006. See Note 4 to our unaudited consolidated financial statements dated June 30, 2007, “Stock Based Compensation,” for further discussion.

Guidance

Going forward, the Company plans to issue earnings releases and may provide general forward-looking information regarding annual revenue and earnings and certain other information. However, we do not plan to provide specific guidance every quarter.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

In our most recent Form 10-K, we have included risk factors and uncertainties that might cause differences between anticipated and actual future results. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

E. Critical Accounting Policies and Estimates

Basis of Presentation

Our consolidated financial statements include CSI Technology Resources, Inc., a wholly-owned subsidiary. We use the accrual basis of accounting.

We employ accounting principles generally accepted in the United States (“generally accepted accounting principles” or “GAAP”). GAAP requires us to make estimates, assumptions and judgments and rely on projections of future results of operations and cash flows. Those estimates, assumptions, judgments and projections are an integral part of the financial statements. We base our estimates and assumptions on historical data and other assumptions, which include knowledge and experience with regard to past and current events and assumptions about future events that we believe are reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in our financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period.

Our judgments are based on our assessment as to the effect certain estimates and assumptions of future trends or events may have on the financial condition and results of operations reported in our financial statements. It is important that an investor understand that actual results could differ materially from these estimates, assumptions, projections and judgments.

Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and of the possibility that future events affecting them may differ markedly from management’s current judgments. For a description of our significant accounting policies, see Note 1 contained in the explanatory notes to our unaudited consolidated financial statements as of and for the three and six months ended June 30, 2007 included as part of this report. The most critical accounting policies that have a significant impact on the results we report in our consolidated financial statements are discussed below.

Revenue Recognition

Software License Revenues

Software revenues consist principally of fees for licenses of our CSI Accounting+Plus software product, service and training. We recognize all software revenue using the residual method in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, and Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the vendor specific fair value of one or more undelivered elements does not exist, revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. Company-specific objective evidence of fair value of maintenance and other services is based on our customary pricing for such maintenance and/or services when sold separately. At the outset of the arrangement with the customer, we defer revenue for the fair value of its undelivered elements (e.g., maintenance, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (i.e., software product) when the basic criteria in SOP 97-2 have been met. If such evidence of fair value for each undelivered element of the arrangement does not exist, we defer all revenue from the arrangement until such time that evidence of fair value does exist or until all elements of the arrangement are delivered.

Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, (iv) collectibility is probable and (v) the arrangement does not require services that are essential to the functionality of the software.

Persuasive evidence of an arrangement exists. We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a written contract, which is signed by both us and the customer, or a purchase order from the customer when the customer has previously executed a standard license arrangement with us.

Delivery has occurred. Our software may be either physically or electronically delivered to the customer. We determine that delivery has occurred upon shipment of the software pursuant to the billing terms of the agreement or when the software is made available to the customer through electronic delivery.

The fee is fixed or determinable. If at the outset of the customer engagement we determine that the fee is not fixed or determinable, we recognize revenue when the fee becomes due and payable.

Collectibility is probable. We determine whether collectibility is probable on a case-by-case basis. When assessing probability of collection, we consider the number of years in business, history of collection, and product acceptance for each customer. We typically sell to customers for whom there is a history of successful collection. However, collection cannot be assured.

We allocate revenue on software arrangements involving multiple elements to each element based on the relative fair value of each element. Our determination of the fair value of each element in multiple-element arrangements is based on vendor-specific objective evidence (“VSOE”). We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance, support and professional services components of our perpetual license arrangements. We sell our professional services separately, and have established VSOE for professional services on that basis. VSOE for maintenance and support is determined based upon the customer’s annual renewal rates for these elements. Accordingly, assuming that all other revenue recognition criteria are met, we recognize revenue from perpetual licenses upon delivery using the residual method in accordance with SOP 98-9.

Our software products are fully functional upon delivery and implementation and do not require any significant modification or alteration of products for customer use.

We expense all manufacturing, packaging and distribution costs associated with software license sales as cost of license revenues.

Computer Hardware Sales Revenues

Revenue related to hardware sales is recognized when: (a) we have a written sales agreement; (b) delivery has occurred; (c) the price is fixed or determinable; (d) collectibility is reasonably assured; (e) the product delivered is standard product with historically demonstrated acceptance; and (f) there is no unique customer acceptance provision or payment tied to acceptance or an undelivered element significant to the functionality of the system. Generally, payment terms are net 30 days from shipment. When sales to a customer involve multiple elements, revenue is recognized on the delivered element provided that (1) the undelivered element is a standard product, (2) there is a history of acceptance on the product with the customer and (3) the undelivered element is not essential to the customer’s application. Revenue related to spare parts is recognized on shipment. Shipping and handling charges to customers are included in revenues. Shipping and handling costs incurred by the Company are included in cost of sales.

Technology revenues are generated primarily from the sale of hardware. In accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” we record revenues as net when we serve as an agent. In these circumstances, our supplier pays a commission to us but acts as the primary obligor in a transaction and we record only the commission in revenues. We record revenues as gross (generally cost of merchandise plus margin) when we serve as a principal whereby we act as the primary obligor in a transaction, have the latitude for establishing pricing and retain all the credit risk associated with such transaction.

Long-term Payment Arrangements

Our primary customer base consists of local government and education entities whose source of funding (local taxes and federal funding) is generally assured; accordingly the risk of uncollectibility is lower than that of businesses selling primarily to non-government entities. The Company has an ongoing practice of providing financing for certain purchases under notes receivable or long term leases typically ranging from 3 to 5 years, subject to review of its exposure under such facilities and cash flow availability or needs at the time of such purchases. Such amounts have not constituted a significant portion of its account balances, and the Company has historically never experienced a default under such arrangements. The Company recognizes revenue under these arrangements when the criteria noted under Software License Revenues and Computer Hardware Sales Revenues above is met, in accordance with SOP 97-2, as amended by SOP 98-9.

Service/Support Revenues

Services revenues consist of professional services and maintenance fees from software and hardware maintenance agreements. Maintenance agreements are typically priced based on a percentage of the product license fee or hardware cost and has a one-year term, renewable annually. Services provided to customers under maintenance agreements may include technical product support and unspecified software upgrades. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. Deferred revenues from advanced payments for maintenance agreements are recognized ratably over the term of the agreement, which is typically one year.

Computer Software Costs and Amortization

Computer software costs consist of internal software production costs and purchased software costs capitalized under the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Costs in the research and development of new software products where the technological feasibility is unknown and enhancements which do not prolong the life or otherwise increase its value are expensed as incurred. Capitalized computer software costs are amortized over the economic life of the product, generally three years, using the straight-line method. Our software development efforts focus on the implementation of known technological capabilities applied to common business processes to enhance our existing products. Historically, to date, through our software solutions segment, we have spent no material efforts on technological innovation for which the feasibility has been unknown.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable plus deferred income tax assets and liabilities. Deferred income tax assets and liabilities are recorded to recognize the income tax effect of the temporary differences in the method of reporting various items of income and expenses for financial reporting purposes and income tax purposes. The deferred income tax assets and liabilities at the end of the year are determined using the statutory tax rates expected to be in effect when the taxes are actually due or refundable.

Related Party Transactions and Off-Balance Sheet Arrangements

We have not entered into any significant transactions with related parties other than the issuance of subordinated debt to certain executive officers and shareholders described in Note 5 to our unaudited financial statements for the three and six months ended June 30, 2007 and under “—H. Liquidity and Capital Resources—Credit Arrangements” below. We do not use off-balance-sheet arrangements with unconsolidated related parties, nor do we use other forms of off-balance-sheet arrangements such as research and development arrangements.

F. Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest only-strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after January 1, 2007. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations or cash flows.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Tax Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. EITF 06-3 is effective for fiscal years ending on or after December 15, 2006; however, since the Company presents revenues net of any taxes collected from customers, no additional disclosures will be required.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS No. 157 is effective for the Company on January 1, 2008 and will not impact the Company’s accounting measurements but it is expected to result in some additional disclosures.

In September 2006, the SEC staff issued Staff Accounting Bulletin No.108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires public companies to quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement as material, when all relevant quantitative and qualitative factors are considered. The guidance in SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.” This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

G. Financial Performance

Overview

Our revenues increased $6.4 million or 59.8% for the second quarter of 2007 compared to the same period of the prior year due to an increase in technology sales, primarily interactive whiteboard solutions, third party software sales, and the addition of sales from the January 2, 2007 acquisition of the McAleer operations (“McAleer”, or “CSI-Mobile”). Of the 59.8% increase for the second quarter 2007, increased technology sales contributed 47.2% and the new addition of the CSI-Mobile operations added 11.6%, with the CSI-Easley software operations (operations ongoing before the acquisition and supported principally from our Easley location) adding the remaining 1.0% of the increase. Revenues for the six month period ended June 30, 2007 increased $13.2 million or 85.0% compared with the same period in the prior year primarily due to the increased revenue generated from sales of interactive whiteboard solutions, infrastructure products and services and the additional software revenue resulting from the McAleer Acquisition. Of the 85.0% increase in revenues for the six months, increased technology sales contributed 65.5% and the addition of the CSI-Mobile operations added 16.2%, with the remaining 3.3% coming from increased CSI-Easley software revenues.

Gross profit for the second quarter of 2007 improved by $1.8 million or 83.1%. The improvement was primarily due to the increased volume and margin from the technology solution segment (77.2%) and the addition of software revenues generated by the acquired CSI-Mobile operations (17.4%). These improvements were partially offset by a decrease in CSI-Easley software gross profit (-11.5%) from increased amortization expense and additional costs related to supporting two versions of our fund accounting software during our development of the latest release. Gross profit for the six month period ended June 30, 2007 increased by $2.9 million or 77.2%. This increase was primarily related to the increased volume in technology sales (56.4%) and the addition of CSI-Mobile software revenues (23.9%). These improvements were reduced by a decrease in CSI-Easley software gross profit (-3.1%) primarily due to increased amortization expense and additional costs of supporting two versions of our fund accounting software.

Operating income for the second quarter of 2007 improved over the same period in the prior year by $1.2 million or 171.7% from the improvements in gross profit and a decrease in operating expenses as a percent of sales Operating income for the first six months of 2007 improved over the same period in the prior year by $2.3 million or 1547.2%. This increase resulted from the increases in gross profits and decrease in operating expenses as a percent of sales. Further analysis of financial performance, including additional segment information, is discussed below in subsequent sections of the report.

Consolidated Results of Operations for the Three Months Ended June 30, 2007 and 2006

Amounts in 000’s

	Three Months Ended
	June 30, 2007	June 30, 2006	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$17,101	$10,702	$6,399
GROSS PROFIT	4,023	2,197	1,826
OPERATING INCOME	1,831	674	1,157

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME
Gross Profit:
Sales			$6,399
Cost of sales excluding depreciation, amortization and capitalization			(4,331)
Depreciation and Amortization			(44)
Capitalization of Software Costs			(198)

			1,826

Operating Expenses:
Salaries, wages and benefits			(520)
Acquisition expenses			(4)
Stock based compensation			76
Professional and legal compliance and litigation related costs			(46)
Sales Consulting expenses			(96)
Marketing costs			(15)
Travel and mobile costs			11
Depreciation and amortization			(49)
Other SG&A expenses			(26)

			$1,157

Revenues

Total revenues in the second quarter of 2007 increased $6.4 million in comparison with the second quarter of 2006. This net increase included a $5.1 million increase in hardware sales and services through the technology solutions segment and a $1.3 million increase in software sales and services through the software solutions segment. The increase in the technology solutions segment came from increases primarily in sales of interactive whiteboard solutions and infrastructure products and services. The increase in the software solutions segment was primarily due to the acquisition of the CSI-Mobile operations, which added $1.2 million in software revenues, and increased software support agreement revenues and new software sales from CSI-Easley contributed the remaining $0.1 million increase.

Gross Profit

Gross profit in the second quarter of 2007 increased $1.8 million in comparison with the second quarter of 2006. The increases in both software and hardware gross profits were driven by the corresponding increases in revenues of both segments, including the new addition of revenues from the first quarter 2007 acquisition of the CSI-Mobile operations and improvements in the technology margin. The gross margin for the quarter was 23.5% in 2007 versus 20.5% in 2006. The change in margins was primarily driven by the improvements in the interactive whiteboard solution margins, increased engineering services, and the addition of higher margin software revenues from the McAleer acquisition. These improvements were partially offset by a decline in the CSI-Easley software margins. The decrease in CSI-Easley software margin came from increased amortization of the capitalized investment made in software, increased costs related to the support of two versions of our fund accounting software during our development of the latest release, and higher costs related to third party provided products.

Operating Expenses

Operating expenses increased approximately $669,000, or 43.9%, in the second quarter of 2007 compared to the second quarter of 2006. The above table analyzes the major items that account for this increase. The majority of the increase, approximately $520,000, is reflected in salaries, wages and benefits, while acquisition expenses, travel and mobile, depreciation and amortization and other selling, general and administrative expenses added to the increase. These areas all increased as a result of the addition of CSI-Mobile to our operations. CSI-Easley salaries, wages and benefits and sales consulting fees increased due to increased sales activities. Salaries, wages and benefits also increased due to a Company bonus accrual made in anticipation of meeting the minimum bonus target at year end. These increases were partially offset by the decrease in stock-based compensation costs associated with the 2005 reverse merger, which applied primarily to services for which compensation vested in 2006 and 2005 and for which no additional awards were granted significantly impacting 2007. This reduction was partially offset by a smaller amount of stock-based compensation issued in connection with the acquisition of CSI-Mobile.

Segment information

CSI is organized into the two segments: software applications and technology solutions.

Software applications segment

Through our Software applications segment, we develop, sell, deploy and provide ongoing support of proprietary software applications.

	Three Months Ended
	June 30, 2007	June 30, 2006	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$2,795	$1,446	$1,349
GROSS PROFIT	1,066	937	129
SEGMENT INCOME (LOSS)	(29)	341	(370)

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) SEGMENT INCOME
Gross Profit:
Sales			$1,349
Cost of sales excluding depreciation, amortization and capitalization			(972)
Depreciation and Amortization			(50)
Capitalization of Software Costs			(198)

			129

Operating Expenses:
Salaries, wages and benefits			(384)
Other SG&A expenses			(115)

			$(370)

Revenues improved by $1.3 million, or 93.3%, primarily due to the acquisition of the CSI-Mobile operations (85.6%) but also from a significant increase in recurring software support revenues and new software sales from CSI-Easley (7.7%).

Cost of sales increased primarily from the addition of the CSI-Mobile operations, increased amortization expense and increased salaries, wages and benefits related to the support for the .Net Microsoft SQL (application programming language and database) conversion effort. Increased costs of third-party products also contributed to the increase in software cost of sales. These increased costs also impacted software applications segment margin. The margin for the second quarter of 2007 was 38.1% compared to 64.8% in the prior year’s second quarter due to the increased costs discussed above. With CSI-Mobile having lower margins, and increased amortization, support, development and third party costs for CSI-Easley, the rate of increase in gross profit was 13.8% compared to an increase in revenues of 93.3%.

Operating expenses increased primarily from the increased sales efforts, including increased sales personnel, the additional operating expenses from the McAleer acquisition and a Company bonus accrual made in anticipation of meeting the minimum Company-wide profitability target by year end. The segment experienced a decrease in operating income of 108.5% due to the increased operating costs previously discussed.

Technology solutions segment

Through our Technology solutions segment, we provide technology solutions through the sales and distribution of computers and accessories and offer a wide range of technology consulting services, including network and systems integration and computer support and maintenance services.

	Three Months Ended
	June 30, 2007	June 30, 2006	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$14,306	$9,256	$5,050
GROSS PROFIT	2,957	1,260	1,697
SEGMENT INCOME (LOSS)	2,003	502	1,501

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) SEGMENT INCOME
Gross Profit:
Sales			$5,050
Cost of sales excluding depreciation			(3,359)
Depreciation			6

			1,697

Operating Expenses:
Salaries, wages and benefits			(136)
Other SG&A expenses			(60)

			$1,501

Hardware revenues increased over second quarter 2006 by $5.1 million, or 54.6%. The increase in new hardware sales was attributed to significant sales of interactive whiteboard systems, as well as increased sales associated with infrastructure products and related engineering services.

The increase in sales was offset by a significant increase in cost of sales for the purchase of the related products. A shift in product mix to higher margin infrastructure products and engineering services, as well as improvements in interactive whiteboard solutions and related services margins resulted in an increase in the margin from 13.6% in the prior year’s second quarter to 20.7% in the second quarter of 2007. The shift also resulted in a more significant rate of increase in gross profit (134.7%) than sales (54.6%).

The increase in salaries and wages, and sales consulting fees in operating expenses was related primarily to increased sales efforts and a Company-wide bonus accrual as previously mentioned above. While operating costs increased, the increase was at a lower rate than sales resulting in a 298.0% increase in segment operating income compared to a 134.7% increase in gross profit.

The following tables summarize information about segment profit and loss for the quarters ended June 30, 2007 and 2006

Amounts in thousands

	Software Applications	Technology Solutions	Total Company
Quarter ended June 30, 2007:
Net sales and service revenue	$2,795	$14,306	$17,101
Gross profit	1,066	2,957	4,023
Segment income (loss)	(29)	2,003	(*)

Quarter ended June 30, 2006:
Net sales and service revenue	$1,446	$9,256	$10,702
Gross profit	937	1,260	2,197
Segment income	341	502	(*)

Reconciliation of Segment income (loss) (non-GAAP measure) to operating income per consolidated Statements of Operations (GAAP measure):

Amounts in thousands

	Quarter Ended
	June 30, 2007	June 30, 2006
Segment income (loss):
Software applications segment	$(29)	$341
Technology solutions segment	2,003	502

TOTAL SEGMENT INCOME	1,974	843
Less: Merger and compliance costs
Stock based compensation	(5)	(81)
Acquisition expenses	(4)	—
Professional and legal compliance and litigation related costs	(134)	(88)

OPERATING INCOME Per consolidated Statements of Operations	$1,831	$674

Interest and Other Income and Expenses

Interest expense increased in the second quarter of 2007 compared to the second quarter of 2006 by $55,000, or 57.4%, due to the financing of the McAleer acquisition.

Income Taxes

Income taxes increased by $598,000 or 337.6%, in the second quarter of 2007 compared to the second quarter of 2006 due to the tax impact of the increase in operating income.

Net Income (Loss) and Earnings (Loss) per Share

The Company reported net income in the second quarter of 2007 of $903,000, an increase of $502,000, or 125.4%, compared to the net income of $401,000 for the second quarter of 2006, as a result of the acquired CSI-Mobile operations, increases in technology sales, and reductions in cost of sales and operating costs as a percent of sales, partially offset by increases in interest costs and income taxes.

Basic earnings per share improved from earnings per share of $0.12 in the second quarter 2006, to basic earnings per share of $0.25 in the second quarter of 2007. Diluted earnings per share also increased from $0.04 in the second quarter of 2006 to $0.07 in the second quarter of 2007. This improvement resulted from the changes in net income discussed above.

Consolidated Results of Operations for the Six Months Ended June 30, 2007 and 2006

	Six Months Ended
	June 30, 2007	June 30, 2006	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$28,753	$15,544	$13,209
GROSS PROFIT	6,556	3,700	2,856
OPERATING INCOME	2,410	146	2,264

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME
Gross Profit:
Sales			$13,209
Cost of sales excluding depreciation, amortization and capitalization			(10,072)
Depreciation and Amortization			(127)
Capitalization of Software Costs			(154)

			2,856

Operating Expenses:
Salaries, wages and benefits			(822)
Acquisition expenses			(9)
Stock based compensation			604
Professional and legal compliance and litigation related costs			12
Sales Consulting expenses			(96)
Marketing costs			76
Travel and mobile costs			(59)
Depreciation and amortization			(104)
Other SG&A expenses			(194)

			$2,264

Revenues

Total revenues in the first six months of 2007 increased $13.2 million in comparison with the first six months of 2006. This net increase included a $10.2 million increase in hardware sales and services through the technology solutions segment and a $3.0 million increase in software sales and services through the software solutions segment. The increase in the technology solutions segment came from increases primarily in sales of interactive whiteboard solutions and infrastructure products and services. The increase in the software solutions segment was primarily due to the acquisition of the CSI-Mobile operations, which added $2.4 million in software revenues, and increased software support agreement revenues and new software sales from CSI-Easley contributed the remaining $0.6 million increase.

Gross Profit

Gross profit in the first six months of 2007 increased $2.9 million in comparison with the first six months of 2006. The increase in both software and hardware gross profits were driven by the corresponding increases in revenues of both segments, including the new addition of revenues from the first quarter 2007 acquisition of the CSI-Mobile operations and improvements in the technology margin. While gross profit improved, the gross margin decreased from 23.8% in 2006, to 22.8% in 2007. The change in margins was the primarily due to increased amortization expense, higher costs related to third party provided products, and increased salaries, wages and benefits related to the support for the .Net Microsoft SQL (application programming language and database) conversion effort, and the addition of CSI-Mobile operations, which historically have shown lower margins than CSI-Easley software operations. These decreases were partially offset by improvements in the interactive whiteboard solution margins, and increased sales of higher margin infrastructure products and related engineering services.

Operating Expenses

Operating expenses increased approximately $592,000, or 16.6%, in the first six months of 2007 compared to the first six months of 2006. The above table analyzes the major items that account for this increase. The majority of the increase, approximately $822,000, is reflected in salaries, wages and benefits, while acquisition expenses, travel and mobile, depreciation and amortization and other selling, general and administrative expenses added to the increase. These areas all increased as a result of the addition of CSI-Mobile to our operations. CSI-Easley salaries, wages and benefits and sales consulting fees increased due to increased sales activities. Salaries, wages and benefits also increased due to a Company bonus accrual made in anticipation of meeting the minimum bonus target at year end. These increases were partially offset by the decrease in stock-based compensation costs associated with the 2005 reverse merger, which applied primarily to services for which compensation vested in 2006 and 2005 and for which no additional awards were granted significantly impacting 2007. This reduction was partially offset by a smaller amount of stock-based compensation issued in connection with the acquisition of CSI-Mobile. In addition to the reduction in stock based compensation, marketing expenses also decreased as a majority of the expenses associated with our re-branding efforts as CSI Technology Outfitters were effected in 2006.

Segment information

CSI is organized into the two segments: software applications and technology solutions.

Software applications segment

Through our Software applications segment, we develop, sell, deploy and provide ongoing support of proprietary software applications.

	Six Months Ended
	June 30, 2007	June 30, 2006	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$5,534	$2,550	$2,984
GROSS PROFIT	2,360	1,579	781
SEGMENT INCOME	340	511	(171)

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) SEGMENT INCOME
Gross Profit:
Sales			$2,984
Cost of sales excluding depreciation, amortization and capitalization			(1,915)
Depreciation and Amortization			(134)
Capitalization of Software Costs			(154)

			781

Operating Expenses:
Salaries, wages and benefits			(672)
Other SG&A expenses			(280)

			$(171)

Revenues improved by $3.0 million, or 117.0%, primarily due to the acquisition of the CSI-Mobile operations (94.2%) but also from an increase in recurring software support revenues and new software sales from CSI-Easley (22.8%).

Cost of sales increased primarily from the addition of the CSI-Mobile operations and increased costs of third-party provided products and services. Cost of sales also increased from increased salaries, wages and benefits in cost of sales due to increased support for the ..Net Microsoft SQL (application programming language and database) conversion effort, and also in the areas of delivery, training and support to provide for the increasing number of installations. Third party software and component costs also increased due to the increase in these sales. While salary and wage costs related to development are generally capitalized, the amortization of previously capitalized costs increased from the increased development efforts previously expended and depreciation increased from the investment in capital equipment (e.g., personal computers and related software) provided for a larger staff. Margins for the first six months of 2007 were 42.6% compared to 61.9% in the first six months of the prior year due to the increased costs discussed above. With CSI-Mobile having lower margins, and increased development and third party costs for CSI-Easley, the rate of increase in gross profit was 49.5% compared to an increase in revenues of 117.0%.

Operating expenses increased primarily due to increased sales efforts, including increased sales personnel and related travel and mobile expenses, an increased Company-wide bonus accrual, increases in depreciation and amortization and other selling general and administrative costs related to the new facilities in the second quarter of 2006. These increases were partially offset by the reduction in marketing costs due to re-branding which was primarily effected in 2006. Due to the increases in operating expenses the segment experienced a 33.5% decrease in segment operating income.

Technology solutions segment

Through our Technology solutions segment, we provide technology solutions through the sales and distribution of computers and accessories and offer a wide range of technology consulting services, including network and systems integration and computer support and maintenance services.

	Six Months Ended
	June 30, 2007	June 30, 2006	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$23,219	$12,994	$10,225
GROSS PROFIT	4,196	2,121	2,075
SEGMENT INCOME	2,589	761	1,828

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) SEGMENT INCOME
Gross Profit:
Sales			$10,225
Cost of sales excluding depreciation			(8,156)
Depreciation			6

			2,075
Operating Expenses:
Salaries, wages and benefits			(151)
Other SG&A expenses			(96)

			$1,828

Hardware revenues in the first six months of 2007 increased over the first six months of 2006 by $10.2 million, or 78.7%. The increase in new hardware sales was attributed to significant sales of interactive whiteboard solutions and increased sales of infrastructure products and engineering services.

The increase in sales was offset by a significant increase in cost of sales for the purchase of the related products. A shift in product mix to higher margin infrastructure products and engineering services, coupled with improved interactive whiteboard solution margins resulted in an increase in the margin from 16.3% in the prior year’s first six months to 18.1% in the first six months of 2007. The shift also resulted in a more significant rate of increase in gross profit (97.8%) than sales (78.7%).

The increase in salaries and wages, and travel and mobile costs in operating expenses was related primarily to an increase in the number of sales staff. Salaries and wages also increased due to the accrual of a Company-wide bonus in anticipation of achieving the necessary profitability target by year end. Equipment for increased sales staff and increased ongoing costs related to the new facilities was the primary driver of increases in depreciation and amortization and other selling, general and administrative expenses. Marketing expenses declined as the primary effort in re-branding and related costs were incurred in the prior year. While operating costs increased, the increase was at a lower rate than sales, resulting in a 240.2% increase in segment operating income.

The following tables summarize information about segment profit and loss for the six months ended June 30, 2007 and 2006 and assets allocated to segments as of June 30, 2007 and 2006.

The changes in segment assets came primarily from the following:

•

Segment assets in the Software applications segment increased primarily from the asset purchase of McAleer. This included an increase in property, plant and equipment, computer software, goodwill and intangible assets.

•	Also, capitalized software costs for the software applications segment increased from the investment in the conversion of the fund accounting software to the Microsoft .Net and SQL platform.

•

Segment assets in the Technology solutions segment increased primarily in accounts receivable and inventories due to the increase in sales and a commitment to purchase interactive whiteboard solutions inventory from Promethean to secure better pricing.

	Software Applications	Technology Solutions	Total Company
Six months ended June 30, 2007:
Net sales and service revenue	$5,534	$23,219	$28,753
Gross profit	2,360	4,196	6,556
Segment income	340	2,589	(*)
Segment assets	7,797	14,811	22,608
Six months ended June 30, 2006:
Net sales and service revenue	$2,550	$12,994	$15,544
Gross profit	1,579	2,121	3,700
Segment income	511	761	(*)
Segment assets	3,253	7,831	11,084

Reconciliation of Segment income (loss) (non-GAAP measure) to operating income per consolidated Statements of Operations (GAAP measure):

Amounts in thousands

	Six Months Ended
	June 30, 2007	June 30, 2006
Segment income:
Software applications segment	$340	$511
Technology solutions segment	2,589	761

TOTAL SEGMENT INCOME	2,929	1,272
Less: Merger and compliance related costs
Stock based compensation	(91)	(695)
Acquisition expenses	(9)	—
Professional and legal compliance costs	(419)	(431)

OPERATING INCOME Per Statement of Operations	$2,410	$146

Interest and Other Income and Expenses

Interest expense increased in the first six months of 2007 compared to the first six months of 2006 by $97,000, or 51.4%, due to the financing of the McAleer acquisition.

Income Taxes

Income taxes increased by $966,000 or 3409.7%, in the first six months of 2007 compared to the first six months of 2006 due to the tax impact of the increase in operating income.

Net Income (Loss) and Earnings (Loss) per Share

The Company reported net income in the first six months of 2007 of $1.2 million, an increase of $1.2 million, or 4231.5%, compared to the net loss of $29,000 for the first six months of 2006, as a result of the acquired CSI-Mobile operations, increases in our technology sales and margins, and reductions in operating costs as a percent of sales.

Basic and diluted earnings per share improved from a loss per share of $0.01 in the first six months of 2006, to basic income per share of $0.34 and diluted income per share of $0.09 in the first six months of 2007. This improvement resulted from the changes in net income discussed above. Diluted earnings per share were the same as basic earnings per share for the first six months of the prior year. The additional preferred stock, warrants and employee held options issued in connection with the merger in February 2006 were not included in the calculation of diluted earnings (loss) per share for 2006, as their effect, due to losses being reported in that period being anti-dilutive.

H. Liquidity and Capital Resources

Our strategic plan includes the expansion of the Company both organically and through acquisitions. Due to the long-term nature of investments in acquisitions and other financial needs to support organic growth, including working capital, we expect our long-term and working capital needs to periodically exceed the short-term fluctuations in cash flow from operations. Accordingly, we use debt and equity vehicles in addition to cash flow from operations to fund our growth and working capital needs. Currently our funds for working capital are provided under our $5.5 million revolving line of credit.

Events Impacting Liquidity and Capital Resources

Increase in Bank Credit Facilities

On January 2, 2007, we entered into agreements with our primary senior lender, RBC Centura Bank. The primary purpose was to increase the amount of our credit facilities in order to provide for our expanding working capital and other credit needs. Such funding needs included the Company’s acquisition of substantially all of the business operations of McAleer. Specifically, the Company’s revolving facility was increased from $3.5 million to $5.5 million, and our equipment facility was increased from $400,000 to $800,000. The revolving facility is priced at one month LIBOR plus 2.5% and expires on September 15, 2007, following the renewal of the facility on May 29, 2007. The equipment facility bears interest at 7.85% and is payable in 36 consecutive monthly installments of principal and interest of $25,015, maturing January 1, 2010. Availability under the revolving facility is determined pursuant to a borrowing base equal to 80% of the Company’s eligible accounts receivable. Both the revolving facility and the equipment facility are secured by substantially all of our assets.

As a part of amended loan arrangements, the bank also committed to extend mortgage financing to be used to pay off the $525,000 indebtedness incurred by the Company to William McAleer in the acquisition of real estate in Mobile, Alabama as a part of the McAleer acquisition. The Company utilized $486,000 of such financing (90% of the building’s appraised value) and a $39,000 draw on its line of credit to repay the $525,000 note payable to William McAleer in February 2007. The new real estate loan is payable on a 15 year amortization with a balloon payment due at the end of year three.

Our credit facility with RBC Centura Bank and the recent facility amendments are discussed in more detail in the notes to the unaudited consolidated financial statements for the period ended June 30, 2007.

Acquisition of McAleer

On January 2, 2007, we consummated the acquisition of substantially all of the assets and business operations of McAleer. McAleer and the acquisition transaction is discussed in more detail under “—B. Acquisition of McAleer Computer Associates, Inc.”

The purchase price was $4,050,000, of which $3,525,000 was paid in cash at closing. The balance of $525,000 was to be paid pursuant to a promissory note in 20 quarterly installments of principal in the amount of $26,250 plus interest in arrears at the LIBOR rate, beginning March 31, 2007. (This amount was refinanced with a real estate note and small draw on our credit facilities in February 2007, as discussed under “—Increase in Bank Credit Facilities” above). We assumed no liabilities of McAleer, other than certain leases and obligations of McAleer under ongoing customer contracts. Expenses for the acquisition consist of legal and professional fees, travel costs, stock compensation and various other expenses related to the acquisition transaction. Expenses for the acquisition in the amount of $267,000, consisted of legal and professional fees, travel costs and various other expenses related to the acquisition transaction. These expenses have been capitalized and allocated to goodwill.

The acquisition was funded in part with advances of $2.1 million under our modified bank credit facilities. We also utilized approximately $1.3 million in cash from McAleer as, pursuant to the asset purchase agreement, service contract revenue with respect to 2007, which was received by McAleer in 2006 prior to the closing and was segregated for our account.

Our utilization of draws under our bank revolver to fund a large portion of the purchase price of the McAleer acquisition has reduced our availability under the facility. Increased working capital requirements as a result of anticipated sales growth, as well as the addition of working capital requirements associated with our McAleer operations, could put pressure on the adequacy of our bank revolving credit facility. Accordingly, we continue to evaluate additional increases in our facility, or may consider other funding options, as discussed below under “—Future Capital Needs and Resources.”

Cash Flows

For the six months ended June 30, 2007 cash and cash equivalents was $2.5 million, due primarily to the improvements in income from operations, as well as changes in certain current asset and liability accounts.

Cash from Operating Activities

Cash provided by operating activities totaled $4.4 million in the first six months of 2007 compared to cash provided by operating activities of $1.0 million in the first six months of 2006. The increase, $3.4 million, was due primarily to the increased sales revenue generated by our technology solutions segment and the improvements in the gross margin on those revenues. There was a substantial increase in deferred revenue, $5.0 million related to cash we received from software support agreements, which will be recognized over a twelve month period, as well as billings and early payment related to a select number of large interactive whiteboard projects that were begun in the second quarter of 2007 but not yet completed as of June 30, 2007. Accounts payable increased by $3.4 million, as a result of receiving extended terms with certain vendors, while inventory decreased as a result of the higher sales for interactive whiteboard solutions coupled with our efforts to reduce inventory levels. These increases were partially offset by an increase in accounts receivable, $7.8 million, due to the increased volume of technology related sales in 2007 and little E-Rate receivables to collect, compared to significant collections of slower paying year-end 2005 E-Rate accounts collected in the first six months of 2006.

Significant changes since year end to balance sheet items related to operating activities are as follows:

Increases in the consolidated balance sheet line items for accounts receivable were a result of the substantial increase in sales in the first six months of 2007, as well as improved collection times on certain large invoices. The decrease in inventory was due to the increased sales for interactive whiteboard products and our efforts to reduce the amount of inventory held for sale. Accounts payable increased due to certain vendors extending longer payment terms. Deferred revenue increased as a result billings related to software support agreements and a select number of large technology projects which were begun in the first six months of 2007, but a portion of which was prebilled as the project had not been fully delivered as of June 30, 2007.

Cash from Investing Activities

Cash used for investing activities totaled $4.8 million in the first six months of 2007 compared to $1.1 million in the first six months of 2006. The increase of $3.7 million was due primarily to the acquisition of McAleer. On the balance sheet, since year end 2006, property and equipment, capitalized software costs, goodwill and other assets all increased most significantly as a result of the acquisition of substantially all the assets of McAleer and related purchase price allocation to the assets and recording of the additions in our financials.

Cash from Financing Activities

Cash provided by financing activities netted to $2.9 million in the first six months of 2007 compared to $0.5 million in the first six months of 2006. The increase in cash provided of $2.4 million is due to the additional borrowings used to finance the McAleer acquisition.

Non-GAAP Financial Measures: EBITDA and Adjusted EBITDA

Quarters and Six Month Periods Ended June 30, 2007 and 2006

EBITDA increased 128.7% or $1.2 million to $2.2 million for the quarter ended June 30, 2007 compared to EBITDA of $1.0 million reported for the same period in 2006. The EBITDA increase was primarily due to the increase in net income, after adding back related tax effects of such increases, over the prior year. Increases in depreciation and amortization over the prior year also impacted the calculation. Adjusted (financing) EBITDA for the quarter ended June 30, 2007 increased by 111.5% or $1.2 million to $2.2 million compared to $1.0 million for the prior year. The Adjusted EBITDA increase was also driven primarily by the increase in net income and depreciation and amortization over the prior year. The rate of increase in Adjusted EBITDA was lower than that of EBITDA as it excludes the non-cash item stock-based compensation, which declined $0.08 million in the first quarter of 2007 compared to the amount incurred in the same period of the prior year.

EBITDA increased 385.7% or $2.5 million to $3.2 million for the six months ended June 30, 2007 compared to EBITDA of $0.7 reported for the same period in 2006. The EBITDA increase was primarily due to the increase in net income over the prior year after adding back the related tax effects of those increases in net income. Increases in depreciation and amortization over the prior year also impacted the calculation. Adjusted (financing) EBITDA for the six months ended June 30, 2007 increased by 141.7% or $2.0 million to $3.3 million compared to $1.3 million for the prior year. The Adjusted EBITDA increase was also driven primarily by the increase in net income and depreciation and amortization over the prior year. The rate of increase in Adjusted EBITDA was lower than that of EBITDA as it excludes the non-cash item stock-based compensation, which declined $0.6 million in the first six months of 2007 compared to the amount incurred in the same period of the prior year.

Explanation and Reconciliation of EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure used by management, lenders and certain investors as a supplemental measure in the evaluation of some aspects of a corporation’s financial position and core operating performance. Investors sometimes use EBITDA as it allows for some level of comparability of profitability trends between those businesses differing as to capital structure and capital intensity by removing the impacts of depreciation and amortization. EBITDA also does not include changes in major working capital items such as receivables, inventory and payables, which can also indicate a significant need for, or source of, cash. Since decisions regarding capital investment and financing and changes in working capital components can have a significant impact on cash flow, EBITDA is not a good indicator of a business’s cash flows. We use

EBITDA for evaluating the relative underlying performance of the Company’s core operations and for planning purposes, including a review of this indicator and discussion of potential targets in the preparation of annual operating budgets. We calculate EBITDA by adjusting net income or loss to exclude net interest expense, income tax expense or benefit, depreciation and amortization, thus the term “Earnings Before Interest, Taxes, Depreciation and Amortization” and the acronym “EBITDA.”

EBITDA is presented as additional information because management believes it to be a useful supplemental analytic measure of financial performance of our core business, and as it is frequently requested by sophisticated investors. However, management recognizes it is no substitute for GAAP measures and should not be relied upon as an indicator of financial performance separate from GAAP measures (as discussed further below).

“Adjusted EBITDA or “Financing EBITDA” is a non-GAAP financial measure used in our calculation and determination of compliance with debt covenants related to our bank credit facilities. Adjusted EBITDA is also used as a representation as to how EBITDA might be adjusted by potential lenders for financing decisions and our ability to service debt. However, such decisions would not exclude those other items impacting cash flow which are excluded from EBITDA, as noted above. Adjusted EBITDA is defined as net income or loss adjusted for net interest expense, income tax expense or benefit, depreciation, amortization, and also certain additional items allowed to be excluded from our debt covenant calculation including other non-cash items such as operating non-cash compensation expense (such as stock-based compensation), and the Company’s initial reorganization or restructuring related costs, unrealized gain or loss on financial instrument (non-cash related) and gain or loss on the disposal of fixed assets. While we evaluate the Company’s performance against debt covenants on this basis, investors should not presume the excluded items to be one-time costs. If the Company were to enter into additional capital transactions, for example, in connection with a significant acquisition or merger, similar costs could reoccur. In addition, the ongoing impact of those costs would be considered in, and potential financings based on, projections of future operating performance which would include the impact of financing such costs.

We believe the presentation of Adjusted EBITDA is important as an indicator of our ability to obtain additional financing for the business, not only for working capital purposes, but particularly as acquisitions are anticipated as a part of our growth strategy. Accordingly, a significant part of our success may rely on our ability to finance acquisitions.

When evaluating EBITDA and Adjusted EBITDA, investors should consider, among other things, increasing and decreasing trends in both measures and how they compare to levels of debt and interest expense, ongoing investing activities, other financing activities and changes in working capital needs. Moreover, these measures should not be construed as alternatives to net income (as an indicator of operating performance) or cash flows (as a measure of liquidity) as determined in accordance with GAAP.

While some investors use EBITDA to compare between companies with different investment and capital structures, all companies do not calculate EBITDA or Adjusted EBITDA in the same manner. Accordingly, the EBITDA and Adjusted EBITDA measures presented below may not be comparable to similarly titled measures of other companies.

A reconciliation of Net Income reported under GAAP to EBITDA and Adjusted (Financing) EBITDA is provided below:

	Quarter Ended June 30,		Six Months Ended June 30,
Amounts in thousands	2007	2006	2007	2006
Reconciliation of Net income (loss) per GAAP to EBITDA and Adjusted (Financing) EBITDA:
Net income (loss) per GAAP	$903	$401	$1,188	$(29)
Adjustments:
Income tax expense (benefit)	775	177	938	(28)
Interest expense, net	152	96	283	186
Depreciation and amortization of fixed assets and trademarks	129	88	255	163
Amortization of software development costs	259	208	498	359

EBITDA	$2,218	$970	$3,162	$651

Adjustments to EBITDA to exclude those items in loan covenant calculations:
Stock based compensation (non-cash portion)	5	81	91	695

Adjusted (Financing) EBITDA	$2,223	$1,051	$3,253	$1,346

Credit Arrangements

Bank Credit Facilities

During the first quarter of 2005, in order to support the activities of the reverse acquisition, the Company entered into a $3.0 million line of credit facility with a bank whereby the Company could borrow up to 80% of accounts receivables balances, not to exceed the total facility limit of $3.0 million. Immediately upon entering into the loan agreement in 2005, the

Company borrowed $1,500,000 which was used for the paydown of a portion of the subordinated notes issued in connection with the merger. In the first quarter of 2006, this facility was renewed with an increased limit of $3.5 million. In January 2007, this facility was amended with an increased limit of $5.5 million to support the financing of McAleer and the growth of the Company.

As of December 31, 2006, there was $551,000 of outstanding draws under our bank credit facility, and $1,781,000 was available under the facility. On January 2, 2007, immediately preceding the acquisition there was approximately $569,000 outstanding under the facility. Subsequent to entering into the amended agreement, we drew down $1,671,332, which was used in the funding of the McAleer acquisition. Following such advance, on or about January 3, 2007, borrowings under the revolving facility totaled $2,241,836, with $412,916 available for further advances. As of August 3, 2007, there were no amounts outstanding under the facility and $5.5 million was available for additional draws.

On February 14, 2006, the Company entered into a 42-month term loan totaling $400,000 with the Bank, at a fixed interest rate of 7.5% per annum. The purpose of the loan was to finance capital expenditures long term and improve availability under the revolving facility. Pursuant to the January 2007 modification to the bank’s credit facilities, the February 2006 equipment loan was modified, increasing it to $800,000. The equipment note bears interest at 7.85% per annum. Principal and interest is payable in 36 consecutive monthly payments of principal and interest of $25,015 continuing until January 1, 2010. The new equipment note refunded the February 2006 equipment loan balance at December 31, 2006 of $313,954, with an additional $486,046 being advanced at the January 2, 2007 closing. The additional proceeds represented a reimbursement to the Company for capital expenditures incurred during 2006, and were used to help fund the McAleer acquisition.

The credit facilities with our bank are subject to certain restrictive covenants, including financial covenants. As of December 31, 2006, we believe we had complied with all such covenants.

In May 2007 we successfully extended the maturity date of the credit facility until September 15, 2007. We do not believe that cash flow from operations will be sufficient to repay the facility at maturity and adequately fund our growing working capital needs. In the alternative, we would attempt to refinance the credit facility with another lender. Although management currently believes that our existing lender will agree to a renewal of the facility, there can be no assurance that our bank will in fact do so or that replacement financing could be procured by us on favorable terms or at all. Further, any failure to resolve our default under or otherwise restructure the subordinated notes, or to maintain the cooperation of the holders of such notes, could negatively impact our ability to renew our existing bank credit facility or procure a replacement. Without such a credit facility, we believe that our ability to fund our business operations, including providing sufficient working capital to fund sales growth, could be adversely affected.

Subordinated Notes

The Company also has significant commitments under the subordinated notes payable to the original five shareholders of CSI – South Carolina and Barron, as a result of the reverse acquisition, totaling $2,250,400, which were due and payable on May 9, 2006. The Company declined to pay the subordinated notes at maturity, and such notes are in default. Interest not paid quarterly and any principal not paid by the due date accrue interest at 15% until paid.

Although we possessed adequate availability on the May 9, 2006 due date to repay the subordinated notes, management believed that cash flow from operations and remaining availability under the bank facility following such a drawdown would not be sufficient to fund ongoing working capital needs. We also anticipated that such a refunding of the subordinated notes with bank debt would have caused us to fail to comply with equity related covenants with the bank, given that the subordinated notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the subordinated notes, we determined it was not in the best interest of all stakeholders to pay the notes at maturity, and the subordinated notes remain due and payable.

Our subordinated noteholders have cooperated with us in the deferral of payment on the subordinated notes. We have paid interest at a default rate of 15%, and, being conservative as to the potential impact of borrowings on liquidity as a result of the acquisition and due to the close proximity to such a large transaction, albeit we had the means to do so, we elected to defer interest payments on the subordinated notes. After discussion with the subordinated note holders, we did not pay the quarterly interest payments that were due on either January 1, 2007 or April 1, 2007 until May 18, 2007, at which time all such interest was paid in full. As of June 30, 2007 the Company has paid in full all interest and interest penalty payments due to the subordinated note holders, but may defer future interest payments should such deferral be required. Depending on cash flow and liquidity, management will also consider and may make some payments toward reduction of the principal.

We anticipate the continued cooperation of the noteholders and the ultimate successful negotiation of a maturity date extension or other restructuring of our subordinated debt with the holders. Looking forward, we believe it unlikely that we will be able to generate sufficient operating cash flow so as to permit repayment of the subordinated notes with draws under the revolving credit facility. Instead, we believe the subordinated notes will be restructured or repaid from long term capital sources. The subordinated notes may, for example, be refinanced as part of the financing of future acquisitions, or repaid from the proceeds of the exercise of warrants by Barron. However, we can give no assurance that we will be able to successfully restructure, extend or refund the subordinated notes, or that the noteholders will continue to cooperate. The notes are subordinated to our senior bank debt, and we believe the ability of the noteholders to have direct recourse against us is limited. However, we can give no assurances as to what adverse collection actions the subordinated noteholders might take, and the impact such actions and default might otherwise have on our other creditors and our financial condition. We do not anticipate any of the noteholders taking any action detrimental to us. It should be noted that five of the subordinated noteholders are currently significant stockholders of the Company, and four of these are executive officers. The sixth noteholder, Barron, holds all our preferred stock.

Future Capital Needs and Resources

General

Since inception, and prior to the merger, the Company had funded its operations through cash flow from operations. At December 31, 2004, prior to the February 2005 reverse merger, our capital resources included $3.7 million of cash. The cash-rich status of the Company was significantly impacted by the merger and related transaction. Accordingly, as a result of the recapitalization in connection with the reverse merger the Company has chosen to utilize a line of credit facility and term loan to assist in the financing of future needs. Also, in order to conserve capital and borrowing capacity, we refrained from repaying the $2.3 million in subordinated notes upon their maturity in May 2006. On January 2, 2007, our bank revolving credit facility was increased from $3.5 million to $5.5 million, and our equipment facility was increased from $400,000 to $800,000. The increases were to provide for our expanding working capital and other credit needs, including the funding of the Company’s acquisition of McAleer. The modification of the bank credit facility is described in more detail under Note 5 to our unaudited consolidated financial statements dated June 30, 2007.

As discussed under “—B. Acquisition of McAleer Computer Associates, Inc.” and Note 2 to our unaudited consolidated financial statements dated June 30, 2007, in January 2007 we purchased substantially all of the business operations of McAleer for $4.1 million. Of this, $3.5 million was paid in cash at closing and the balance of $525,000 is being financed via a five year promissory note. The acquisition was funded by advances of about $2.2 million under our modified credit facilities with our bank. We also utilized approximately $1.3 million in cash from McAleer.

Ongoing capital resources depend on a variety of factors, including our existing cash balance, the cash flow generated from our operations and external financial sources that may be available. During 2006, we utilized improved cash flow from operating activities and our bank line of credit in the amount of $3.5 million to fund operations. We also utilized the $400,000 bank term loan entered into in February 2006 to support capital expenditures. We plan to continue using our increased $5.5 million revolving credit facility to fund operations. As of August 3, 2007, $5.5 million was available for additional advances under the facility due to significant amounts of cash being collected as prepayments in the latter part of the second quarter. This excess availability will decline due to subsequent payments to vendors in connection with the purchase and delivery of the related products and services, as well as other funding requirements in the third and fourth quarters of 2007. Our financial projections and related forecasts of working capital needs have indicated the revolving facility would be adequate for the next year. However, our utilization of draws under the revolver to fund a large portion of the purchase price of the McAleer acquisition effectively used up a significant portion of the additional availability we gained in the January 2007 increase in the revolving credit facility from $3.5 million to $5.5 million. Additional billings shortly thereafter increased our borrowing base and improved this position. However, should increased working capital requirements as a result of anticipated sales growth exceed our expectations or operational cash flows be lower than anticipated without a corresponding decline in working capital requirements, coupled with the addition of working capital requirements associated with our McAleer operations, we could experience a need to increase our bank revolving credit facility or seek additional financing. Accordingly, we will continue to evaluate other funding options. These could include mezzanine financing to match the longer-term nature of our investment in McAleer with longer term debt, or the raising of additional equity. Our evaluation of potential long-term funding sources has also included exercise of the warrants. Encouraging the earlier exercise of the warrants, as well as encouraging an earlier increase in the float of our stock, entered into our decision to reduce the pricing on a portion of the warrants in the fourth quarter 2006.

In addition to financing sources, our operating cash flow is a significant source for us to meet our future capital needs. Our ability to generate sufficient operating cash flow is dependent upon, among other things:

•	the amount of revenue we are able to generate and collect from our customers;

•	the amount of operating expenses required to provide our services;

•	the cost of acquiring and retaining customers; and

•	our ability to continue to grow our customer base.

Over 2006, the Company experienced significant improvement in its cash flow from operations compared to the prior year. More than $800,000 of expense recorded in the 2006 related to non-cash, stock based compensation compared to only $400,000 in non-cash expenses (related to the loss on the warrants) in the prior year, and the Company did not incur the significant costs related to the reverse merger, including litigation costs. As a result, 2006 cash flow from operations improved by more than $2 million. This improvement placed the Company in a position to fund the purchase of McAleer with the increase in its revolving credit facility, but without significant new types of debt or equity. While not anticipated, the use of short-term funding for the acquisition could place some pressure on us in the short-term. However, we bill the largest portion of our annual service agreements for our software segment toward the end of the second quarter. These funds are collected primarily in the second and third quarters. The addition of the McAleer acquisition adds another large portion of similar billings at the end of the fourth quarter, which is collected primarily in the fourth and first quarters. Additionally, our projections as to the acquisition of McAleer were that it would be cash flow positive, including the costs of financing. Our cash flow from operations improved again in the first six months of 2007 compared to the first six months of 2006. As a result, we see risk associated with the costs of the acquisition as being in the near-term and continuing improvements in our cash position long-term. This assessment does not take into account additional capital related to additional acquisitions, and it assumes our ongoing ability to secure asset-based financing to fund our growth. Our primary reasons for pursuing other financing and equity capital are to reduce short-term risk, if any, to fund acquisitions, and to repay our subordinated notes (potentially as part of funding an acquisition).

Factors Affecting Capital Needs and Resources

Set forth below are factors which management believes could have a significant impact on our future cash and capital needs and resources.

Customer support billings. We historically bill a significant portion of our service contracts late in the second quarter of the year. In the past this amount has exceeded $2,000,000. While revenue for service contracts is deferred over the life of the contract (typically over a year) significant cash is generated in the third quarter as a result of the service payments being billed and collected as payment for the entire future year’s service. The Company borrows through its line of credit based on availability tied to its receivables. Cash collections are first used to pay down the line of credit. Thereafter, funds are available to be borrowed again based on our receivables position and line of credit limit as detailed below. Only if the line of credit were paid down and working capital needs met, would we have significant cash on our balance sheet.

A significant portion of service contracts provided by our new McAleer operations are historically billed in the fourth quarter and collected in the fourth and final quarters of each fiscal year. A large amount of expected receipts for our 2007 agreements were collected and used to fund the acquisition of McAleer, and reduced the borrowings needed to complete the acquisition. We expect that the year end collections for McAleer agreements will help offset our historically large mid-year collections in future years.

Purchase Commitments. The majority of our purchase order commitments are based on customer commitments, typically backed by a firm purchase order. However, from time to time we purchase or commit to purchase product as inventory in advance of customer orders in quantities and generally with delivery schedules based on estimates of our customers’ demand, which may exceed customer commitments on hand, in order to take advantage of special pricing offers. Currently we have purchase order commitments, renewable quarterly, to Promethean, one of our major suppliers, for interactive whiteboard inventory of $3.2 million. We have no other significant purchase commitments based on estimates of customer demand that may exceed customer commitments on hand. If actual customer demand were to differ significantly either in timing or volume from the purchase commitments, this could strain our available working capital resources. While management anticipates its purchase commitments will not differ significantly from its estimates of customer demand, there can be no assurance that this will in fact be the case.

Burden of Professional and Legal Compliance Costs. For the six month period ended June 30, 2007, professional and legal compliance and litigation costs, excluding stock-based (non-cash) compensation, totaled $419,000. These related primarily to compliance costs related to operating as a public company, as well as legal and accounting costs for the registration of shares pursuant to the registration rights agreement. Management anticipates that the current level of expenses should abate due to the reduced registration costs as the Company’s registration statement was declared effective with the SEC on February 14, 2006 and an updating amendment was likewise declared effective on May 14, 2007. Although the Company is hopeful that costs related to supplementing the registration statement for updated financial and other information will be minimal, there can be no assurances that this will in fact be the case and cost savings realized. Also, the compliance costs associated with public company status are significant and will continue. However, management anticipates that some cost efficiencies may be realized as CSI gains experience as a reporting company and management seeks to aggressively manage compliance costs.

Bank Credit Facility. Absent a significant cash inflow from the cash exercise of the warrants or otherwise, for the foreseeable future, we will rely on our line of credit facility whereby the Company can borrow up to 80% of its eligible receivables balance, not to exceed the total facility limit of $5.5 million. As of June 30, 2006, there was $2.6 million of outstanding draws under our bank credit facility, and $2.9 million was available under the facility. On January 2, 2007, immediately preceding the acquisition there was approximately $569,000 outstanding under the facility. Subsequent to entering into the amended agreement, we drew down $1,671,332, which was used in the funding of the McAleer acquisition. Following such advance, borrowings under the revolving facility totaled $2,241,836, with $412,916 available for further advances. As of August 3, 2007, there were no amounts outstanding under the facility and $5.5 million was available for additional draws.

Management believes that cash flow from operations will not be sufficient to repay both the bank credit facility in full as of such date and the subordinated promissory notes payable to shareholders in an aggregate amount of $2.3 million, which were due May 9, 2006. Management anticipates renewing the bank credit facility prior to its September 15, 2007 expiration date. In the alternative, the Company would attempt to refinance the credit facility with another lender. Although management currently believes that its existing lender will agree to a renewal of the facility, there can be no assurance that the Company’s bank will in fact agree to a renewal or that replacement financing could be procured by the Company on favorable terms. Without the existing credit facility or a replacement, management also believes that the ability of the Company to fund working capital to support additional sales growth could be adversely affected.

We project that the revolving credit facility with our bank will be sufficient to fund our operations in the next twelve months. Our utilization of draws under the revolver to fund a large portion of the purchase price of the McAleer acquisition effectively used up a significant portion of the additional availability we gained in the January 2007 increase in the revolving credit facility from $3.5 million to $5.5 million. However, subsequent billings and cash collections have increased additional availability, as evidenced in the $0 amount outstanding on August 3, 2007. Although the Company anticipates this excess availability to decline in subsequent months as a resulting of working capital requirements, the Company also expects the billing and collection of its CSI-Mobile annual support agreements, which are billed in the fourth quarter of 2007 and collected in the first quarter 2008, to partially offset any such declines in availability. Increased working capital requirements as a result of anticipated sales growth, as well as the addition of working capital requirements associated with our McAleer operations, could put pressure on the adequacy of the bank revolving credit facility. Accordingly, we monitor our availability closely and continue to evaluate other funding options, as discussed above.

Subordinated Promissory Notes. At June 30, 2007, subordinated promissory notes payable to shareholders totaled approximately $2.3 million. As discussed above, we declined to repay the subordinated promissory notes upon their maturity on May 9, 2006. From discussions with the holders of the subordinated notes, we anticipate that they will cooperate with the Company in formulating a new repayment schedule or other resolution. Our bank lender has likewise consented with respect to the subordinated notes and has granted a waiver relating to their nonpayment. Such notes are also subordinated to our senior debt, and we believe the ability of the subordinated debt holders to have direct recourse against the Company is currently limited. However, the holders of the subordinated notes may take actions that could adversely affect the Company, including acting to accelerate the subordinated debt, thereby potentially triggering a default under our credit facility with our bank. Such noteholders also may take legal or other adverse collection actions against the Company. For further discussion regarding the subordinated notes, please see “—Credit Arrangements” above.

Short Term Capital Requirements. We currently anticipate that our capital needs for 2007 will principally consist of $1.2 million for software development and $600,000 for capital expenditures. As of June 30, 2007 we had capitalized approximately $671,000 of software development costs and $130,000 in capital expenditures. We plan to fund these amounts through cash flow from operations, our line of credit or other financing options discussed above.

Acquisitions. We are examining the potential acquisition of companies and businesses within our industry. We are unable to predict the nature, size or timing of any such acquisition, and accordingly are unable to estimate the capital resources which may be required. Any acquisition would be subject to our utilizing sources in addition to those described above. These alternative sources could include the issuance of our common stock or other securities in an acquisition, seller financing, and bank and other third party financing, among other things. We can give no assurance that, should the opportunity for a suitable acquisition arise, we will be able to procure the financial resources necessary to fund any such acquisition or that we will otherwise be able to conclude and successfully integrate any acquisition.

As previously discussed, we acquired McAleer on January 2, 2007. We believe the acquisition of this leading provider of fund accounting based financial management software in Alabama fits within our acquisition strategy. We anticipate that the acquisition of McAleer will provide several benefits as discussed in “—B. Acquisition of McAleer Computer Associates, Inc.” A large portion of the cash consideration for the acquisition was funded by draws under our bank revolving credit facility, thereby reducing our availability under the facility to support working capital needs. Also, it is expected that the acquisition of McAleer, like most acquisitions by the Company of other operating businesses, will increase the working capital needs of the Company. While our line of credit may be sufficient, its adequacy may be strained by our increased working capital and other needs as a result of acquisition activity. We continue to pursue other opportunities for increasing funds available to us in light of the potentially greater capital needs of a larger organization. A number of options, as discussed above, are under consideration, and could provide longer-term financing to match the longer-term nature of an acquisition related investment.

Potential Capital Inflow from Warrants Exercise. A significant amount of cash and capital for the Company would be generated by the exercise by Barron of its common stock warrants. The exercise of our warrants with an exercise price of $0.70 would generate approximately $1.1 million. The exercise of our warrants priced at $0.85 would generate approximately $1.3 million. The exercise of our warrants priced at $1.3972 would generate approximately $2.8 million. And the exercise of our warrants with a price of $2.0958 would generate approximately $4.2 million. The complete exercise of the warrants is in the sole discretion of Barron, subject to the restrictions in the preferred stock and the warrants prohibiting Barron from beneficially holding greater than 4.9% of our outstanding common stock, at any time. Although we presume any decision by Barron to exercise the warrants or any portion would depend upon our stock price, results of operations and the long term outlook for the development of our business, among other things, we cannot predict if and when Barron may exercise the warrants. Accordingly, there can be no assurance that Barron will exercise the warrants and that we will receive any resulting capital.

The warrants may be exercised on a cashless basis, in which case the Company would receive no cash proceeds. However, Barron is prohibited from electing a cashless exercise so long as there is an effective registration statement with respect to the shares underlying the warrants. Accordingly, it will be important for us to maintain the effectiveness of the registration statement covering the warrant shares in order to assure the receipt of equity capital from the exercise of the warrants. Our registration statement was declared effective on February 14, 2006 and an updating amendment was likewise declared effective on May 14, 2007. Barron has not invoked the cashless exercise provision.

Long Term Debt Financing. On February 14, 2006, the Company entered into an agreement with RBC for a 42 month term loan of $400,000 at a fixed interest rate 7.5% per annum. The purpose of the loan was to finance capital expenditures long term and improve availability under our bank credit facility for working capital purposes. On January 2, 2007, the equipment facility was increased to $800,000 and the proceeds used to help fund the acquisition of McAleer. As of June 30, 2007, the Company had paid approximately $27,000 of interest and $100,000 of principal related to the loan. The equipment facility is discussed further in Note 5 to our unaudited consolidated financial statements dated June 30, 2007.

Adequacy of Liquidity and Capital Resources

Based on the foregoing, our management anticipates that our cash flow from operations and our existing bank credit facility will be adequate to fund our short term liquidity and capital needs, so long as we are able to successfully continue to receive cooperation as to the deferral of payment on our subordinated debt. Although we believe our $5.5 million bank credit facility will be sufficient to fund our operations in the next twelve months, additional availability under the facility from the January 2007 modification was used to fund a large portion of the cash consideration in the acquisition of McAleer. Further, increased working capital requirements as a result of anticipated sales growth, as well as the addition of working capital requirements associated with our McAleer operations, could put pressure on the adequacy of our bank revolving credit facility. We are pursuing other financing alternatives which could include mezzanine financing or other capitalization alternatives. These options are under consideration, and could provide longer-term financing to match our long-term capital needs. Such needs would include providing longer term financing for the recent acquisition of McAleer, potentially supporting additional acquisition activities, and increased working capital. Depending on cash flow from current operations, should we find longer-term funding unnecessary, we may not take advantage of such options, thereby paying down debt and minimizing any potential for dilution from any additional capital raised.

In making our assessments of a fully-funded business plan, we have considered:

•	cash and cash equivalents on hand or available to our operations under credit facilities of $6.0 million at June 30, 2007;

•	expected cash flow from operations;

•	inventory purchase commitment of $3.2 million;

•	the anticipated level of capital expenditures of $600,000;

•	software development costs of approximately $1.0 million;

•	our scheduled debt service; and

•	the McAleer acquisition

If our business plans change, including as a result of changes in our products or technology; or if we decide to expand into additional markets; or if economic conditions in any of our markets generally arise and have a material effect on the cash flow or profitability of our business; or if we have a negative outcome related to the debt covenants and are unable to obtain a waiver; or are unable to successfully restructure our subordinated debt; or if our working capital needs outstrip availability under our $5.5 million revolving credit facility; then, the anticipated cash needs of our business as well as the conclusions presented herein as to the adequacy of available sources of cash and timing of our ability to generate net income could change significantly. A decision by Barron not to exercise warrants or to utilize a cashless exercise could result in the necessity to pursue other funding.

Any of these events or circumstances could involve significant additional funding needs in excess of the identified current available sources, and could require us to raise additional capital to meet these needs. However, our ability to seek additional capital, if necessary, is subject to a variety of additional factors that we cannot presently predict with certainty, including:

•	the commercial success of our operations;

•	the volatility and demand of the capital markets; and

•	the future market prices of our securities.

There is no guarantee CSI could obtain access to additional funding or at reasonable rates. The failure of CSI to meet covenant requirements, raise capital through the exercise of the Warrants or find or obtain other funding at reasonable rates, could have a negative impact on the business.

Item 3A(T).	Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange At of 1934 (the “Exchange Act”), as amended, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, including, without limitation, those controls and procedures designed to insure that such information is accumulated, and communication to our management allows timely decisions regarding required disclosures.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as such item is defined in Rules 13a-13e and 15-d-15e under the Exchange Act) as of the end of the period covered by this report. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the Company’s disclosure controls and procedures were ineffective due to a significant deficiency related to financial reporting. The significant deficiency in our controls related to financial reporting was determined to exist on August 16, 2005, at which time the CFO in consultation with the CEO and the audit committee of the board of directors determined the Company still lacked sufficient internal resources to ensure compliance with new emerging issues, or to fully review its compliance in all areas of financial disclosure on a timely basis, following its inception of reporting as a public company and hiring its first CFO with SEC reporting experience. Accordingly, it was also determined until such time as we had sufficient resources and potentially until we completed our work related to meeting the requirements of the Sarbanes-Oxley Act, no later than the fiscal year ended 2007, we would be unable to declare our disclosure controls with regard to public reporting effective.

In August 2007, the Security and Exchange Commission (“SEC”) amended Rule 1-02 of Regulation S-X [17 CFR 210.1-02(a)(4)] by adding a new paragraph to define both the terms “material weakness” and “significant deficiency.” Under the new guidance, a material weakness shall be defined as, “a deficiency, or combination of deficiencies, in internal control over financial reporting (“ICFR”) such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.” The new guidance further defines significant deficiency as, “a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.” As defined in this new standard, our management identified certain significant deficiencies in our internal controls over financial reporting in our most recent review of our internal control environment.

While there are currently internal controls and procedures in place that relate to financial reporting and the prevention and detection of material misstatements, these controls have not met the required documentation and effectiveness requirements under the Sarbanes-Oxley Act (“SOX”), and therefore, management cannot certify that these controls are correctly implemented. As a result, it is management’s opinion that while the lack of documentation does not warrant a material weakness, it would represent a significant deficiency in the financial reporting process. Therefore, in order to become compliant with the requirements of SOX, management has invested in certain software and human capital resources to ensure the controls currently in place are formally documented, properly monitored and regularly tested to ensure their proper implementation and effectiveness on improving the financial reporting process.

In addition to completing the documentation and review of our control environment specifically for SOX compliance, we are taking the following additional actions to improve internal controls in 2007. In the third quarter of 2006, we purchased software for approximately $50,000 which will allow us to automate our monitoring of our controls to assure they are executed as designed. We believe this will provide the most cost effective solution to meet the requirements of the Sarbanes-Oxley Act. The entering of controls into the system and the monitoring of those controls began towards the end of the second quarter of 2007 and will continue throughout the remainder of 2007. In fourth quarter 2006, for an undisclosed amount (due to agreement with the vendor), we also purchased a financial reporting, planning and consolidation system which was not installed until first quarter 2007, and is not yet fully implemented. This system will eliminate the use of complex spreadsheets used in the roll-up of financial information for both internal and external reporting and improve the timeliness of our financial close and reporting cycle. It will also provide more time for personnel to focus on analysis and review of financial information and controls surrounding those activities which must be performed late in the financial closing and regulatory filing cycles. The system also establishes a framework to automate the consolidation of acquired entities, which the Company believes is critical to support the acquisition portion of its growth strategy. This system has been installed and will be implemented throughout the remainder of 2007.

In the second quarter of 2007, we hired an additional employee with public reporting and Sarbanes-Oxley experience. This employee began in late May 2007, and as of June 30, 2007 had assisted us with documenting a significant additional amount of the processes and controls related to financial reporting and disclosure and has been instrumental in developing documentation within the monitoring and compliance software, as previously discussed above. With the addition of this resource, we are confident that the implementation of required controls and procedures will occur in time sufficient for the proper testing and verification to take place prior to management issuing their certification as to the effectiveness of any such controls and procedures.

Even with these changes, due to the increasing number and complexity of pronouncements, emerging issues and releases, we expect there will continue to be some risk related to financial disclosures. We anticipate that such risks will be mitigated following full implementation of the Sarbanes-Oxley Act requirements in 2007 which, based on our plans includes the implementation of the systems and automation of controls monitoring described above. The process of identifying risk areas and implementing financial disclosure controls and internal controls over financial reporting required under the Sarbanes-Oxley Act may result in the identification of areas where we may need additional resources. Accordingly, we have also determined until such time as we complete this process, we may be unable to declare our controls effective. This process has begun and we anticipate it will be completed in 2007. This process may also result in the identification and possible reporting of additional deficiencies.

As discussed above, we also maintain a system of internal accounting controls that is designed to provide assurance that assets are safeguarded and the transactions are executed in accordance with management’s authorization and properly recorded. Other than the deficiency related to completing our work in connection with documentation of controls and process level improvements, as noted above, there were no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007 that materially, or are reasonably likely to materially, affect the Company’s internal control over financial reporting.

PART II — OTHER INFORMATION

Item 3.	Defaults Under Senior Securities

In its February 11, 2005 reverse acquisition and recapitalization, the Company issued a total of $2,250,400 in principal amount of subordinated notes. Half of such amount is payable in a note to Barron Partners LP, and the other half is payable in five equal notes to the five former shareholders of CSI – South Carolina. Four of these former shareholders are executive officers or directors of the Company: Nancy K. Hedrick, President, CEO and director; Thomas P. Clinton, Senior Vice President of Strategic Relationships and director; Beverly N. Hawkins, Secretary and Senior Vice President of Product Development; and William J. Buchanan, our Senior Vice President of Delivery and Support. One of the former CSI – South Carolina shareholders, Joe Black, is the former interim chief financial officer of the Company. All of such shareholders are substantial stockholders of the Company.

The subordinated notes were due and payable on May 10, 2006. The Company declined to pay the subordinated notes at maturity, putting such notes in default, as previously reported. Interest not paid quarterly and any principal not paid by the due date accrues interest at 15% until paid. Although we possessed adequate availability on the May 10, 2006 due date to repay the subordinated notes, management believed that cash flow from operations and remaining availability under the bank facility following such a drawdown would not be sufficient to fund ongoing working capital needs at that time. We also anticipated that such a refunding of the subordinated notes with bank debt would have caused us to fail to comply with equity related covenants with the bank, given that the subordinated notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the subordinated notes, we determined that it was not in the best interest of all stakeholders to pay the notes at maturity, and the subordinated notes remain due and payable.

Payments of accrued interest are due on a quarterly basis. After discussion with the noteholders, we did not pay the quarterly interest payments that were due on January 1, 2007 and April 1, 2007 in the amounts of $85,083 and $87,431, respectively. We made the decision to defer these payments in a conservative effort to preserve cash flow anticipating the potential impact on liquidity of borrowings as a result of the McAleer acquisition.

On May 18, 2007, we paid all due and unpaid interest in full. As of June 30, 2007, the Company had paid in full all interest and interest penalty payments due to the subordinated debt holders, but may defer future interest payment should such deferral be required. Depending on our cash flow and liquidity, we will also consider and may make some payments toward reduction of the principal. We anticipate the continued cooperation of the noteholders and the ultimate successful negotiation of a maturity date extension or other restructuring of our subordinated debt with the holders. Looking forward, we believe it unlikely that we will be able to generate sufficient operating cash flow so as to permit repayment of the subordinated notes with draws under the revolving credit facility. Instead, we believe the subordinated notes will be restructured or repaid from long term capital sources. The subordinated notes may, for example, be refinanced as part of the financing of future acquisitions, or repaid from the proceeds of the exercise of warrants by Barron. However, we can give no assurance that we will be able to successfully restructure, extend or refund the subordinated notes, or that the noteholders will continue to cooperate. The notes are subordinated to our senior bank debt, and we believe the ability of the noteholders to have direct recourse against us is limited. However, we can give no assurances as to what adverse collection actions the subordinated noteholders might take, and the impact such actions and default might otherwise have on our other creditors and our financial condition. We do not anticipate any of the noteholders taking any action detrimental to us. As noted above, five of the subordinated noteholders are currently significant stockholders of the Company, and four are executive officers. The sixth noteholder, Barron, holds all our preferred stock.

Item 4.	Submission of Matters to a Vote of Security Holders

Our Annual Meeting of Shareholders was held on Wednesday, May 9, 2007. The common stockholders voted for the election of five (5) directors to serve for terms of one (1) year each, expiring on the date of the 2008 Annual Meeting of Stockholders or until their successors have been duly elected and qualified. The results of the voting in these elections are set forth below.

Nominee	Votes For	Votes Withheld	Broker Non-Votes
Anthony H. Sobel	2,135,892	1,248	—
Shaya Phillips	2,135,892	1,248	—
Jeffrey A. Bryson	2,135,892	1,248	—
Nancy K. Hedrick	2,135,882	1,258	—
Thomas P. Clinton	2,135,882	1,258

The five directors elected above constituted the entire Board prior to the election. Therefore, there were no additional directors whose terms continued after the meeting.

Item 5.	Other Information.

Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

Our revolving credit arrangement with RBC Centura Bank is a facility under which we may borrow, repay and then re-borrow. Advances and repayments under the credit facility occur daily, reflecting cash receipts and the Company’s working capital needs. Set forth below is the outstanding balance as of specific dates through August 3, 2007. The balances presented reflect aggregate advances and pay downs which the Company deems material, or significant. Such information through May 9, 2007 was previously disclosed in our Form 10-QSB for the period ended March 31, 2007.

Date	Loan Balance
May 11, 2007	$2,329,000
May 15, 2007	1,734,000
May 22, 2007	1,723,000
May 29, 2007	2,799,000
May 30, 2007	1,732,000
June 8, 2007	3,494,000
June 19, 2007	3,568,000
June 26, 2007	2,183,000
June 27, 2007	2,449,000
June 29, 2007	2,570,000
July 3, 3007	—
July 31, 2007	—
August 3, 2007	—

Item 6.	Exhibits

Exhibit Number	Description
10.1	Modification to Revolving Facility between Computer Software Innovations, Inc. and RBC Centura Bank dated May 29, 2007, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 1, 2007.

10.2	Commitment Letter between Computer Software Innovations, Inc. and RBC Centura Bank dated May 24, 2007, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 1, 2007.

31.1*	Rule 13a-14(a) Certification of Chief Executive Officer.

31.2*	Rule 13a-14(a) Certification of Chief Financial Officer.

32*	Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

Date: August 13, 2007	By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick
President and Chief Executive Officer

Date: August 13, 2007	By:	/s/ David B. Dechant
David B. Dechant
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Modification to Revolving Facility between Computer Software Innovations, Inc. and RBC Centura Bank dated May 29, 2007, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 1, 2007.

10.2	Commitment Letter between Computer Software Innovations, Inc. and RBC Centura Bank dated May 24, 2007, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 1, 2007.

31.1*	Rule 13a-14(a) Certification of Chief Executive Officer.

31.2*	Rule 13a-14(a) Certification of Chief Financial Officer.

32*	Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 9, 2007

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On August 9, 2007, the Board of Directors of Computer Software Innovations, Inc. adopted a Compensation Committee Charter. A copy of the Compensation Committee Charter is filed herewith as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibit is furnished as part of this report:

Exhibit Number	Description
Exhibit 99.1	Compensation Committee Charter.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ David B. Dechant
Name:	David B. Dechant
Title:	Chief Financial Officer

Dated: August 14, 2007

3

EXHIBIT INDEX

Exhibit Number	Description
99.1	Compensation Committee Charter.

4

Exhibit 99.1

Computer Software Innovations, Inc.

Compensation Committee Charter

Purpose:

The Compensation Committee (the “Committee”) of Computer Software Innovations, Inc. (the “Company”) is responsible for reviewing the performance and development of Company management in achieving corporate goals and objectives and assuring that senior executives of the Company are compensated effectively in a manner consistent with the strategy of the Company, corporate and individual performance, competitive practice and the requirements of appropriate regulatory bodies. Toward that end, the Committee will oversee, review and administer:

a.	the granting of stock options and other equity and incentive compensation awards;

b.	executive compensation;

c.	option and other incentive compensation plans; and

d.	the annual performance review of the Chief Executive Officer.

Composition:

The Committee will consist of not less than two directors, each of whom will be:

a.	an “independent director” as required by the rules of the NASDAQ Stock Market (“NASDAQ”),

b.	a non-employee director within the meaning of Rule 16b-3 issued by the Securities and Exchange Commission (the “SEC”); and

c.	an outside director within the meaning of Section 162(m) of the Internal Revenue Code.

Each appointed Committee member will be subject to annual reconfirmation and may be removed by the Board of Directors (the “Board”) at any time.

Outside advisors and counsel:

The Committee shall have the authority to retain such compensation consultants, benefit consultants, outside counsel and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms. The costs of the services shall be borne by the Company.

Specific responsibilities:

The Committee shall have the duties set forth in the following annual checklist:

•	Review annually and approve the Company’s compensation strategy to ensure that employees of the Company are rewarded appropriately for their contributions to Company growth and profitability.

•	Review annually and approve corporate goals and objectives relevant to executive compensation and evaluate performance in light of those goals.

•

Review annually and determine and approve the individual elements of total compensation for the Chief Executive Officer and all other officers within the meaning of Rule 16a-1(f) issued by the SEC (the “Officers”), and communicate in the annual Board Compensation Committee Report to stockholders the factors and criteria on which the Chief Executive Officer and all other Officers’ compensation for the last year was based.

•	Review and approve all disclosures concerning executive and director compensation to be included in the Company’s proxy statement and annual report filed with the SEC.

•	Approve all special perquisites, special cash payments and other special compensation and benefit arrangements for the Company’s Officers.

•

Review and recommend compensation for non-employee members of the Board, including but not limited to the following elements: retainers, meeting fees, committee fees, committee chair fees, equity or stock compensation, benefits and perquisites.

•

With sole and exclusive authority, make and approve stock option grants and other discretionary awards under the Company’s stock option and other incentive compensation plans to all persons who are Board members or Officers.

•

Grant stock options and other discretionary awards under the Company’s stock option and other equity or incentive compensation plans to other eligible individuals in the Company’s service. The Committee may delegate to one or more corporate officers designated by the Committee the authority to make grants to eligible individuals (other than any such corporate officer) who are not Officers, provided that the Committee shall have fixed the price (or a formula for determining the price) and the vesting schedule for such grants, approved the form of documentation evidencing such grants, and determined the appropriate number of shares or the basis for determining such number of shares by position, compensation level or category of personnel. Any corporate officer to whom such authority is delegated shall regularly report to the Committee the grants so made. Any such delegation may be revoked at any time by the Committee.

•

Amend the provisions of the Company’s stock option or other equity or incentive compensation plans, to the extent authorized by the Board, and make recommendations to the Board with respect to incentive compensation and equity-based plans.

•	Approve for submission to the stockholders, as necessary, stock option or other incentive compensation plans or amendments thereto.

•

Oversee and periodically review the operation of all of the Company’s employee benefit plans, including but not limited to any Section 401(k) Plan. Responsibility for the day to day administration, including the preparation and filing of all government reports and the preparation and delivery of all required employee materials and communications, will be performed by Company personnel or outside contractors or fiduciaries.

•

Review matters related to management performance, compensation and succession planning (including periodic review and approval of Chief Executive Officer and other Officer succession planning) and executive development for executive staff.

•	Approve separation packages and severance benefits for Officers to the extent that the packages are outside ordinary plan limits.

•	Review this Committee Charter from time to time and recommend any changes to the Board.

Approved by the Board on August 9, 2007.